FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of August, 2010

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ]

National Bank of Greece S.A.

Group and Bank

Interim Financial Report

for the period ended 30 June 2010

August 2010

Certification of the Board of Directors

on the interim financial report as at 30 June 2010

Certification of Chairman, Chief Executive Officer and a member of the Board of Directors pursuant to Article 5 of Law 3556/07.

We, the members of the Board of Directors of National Bank of Greece S.A. certify that to the best of our knowledge:

(1)          The interim financial report for the period ended 30 June 2010 has been prepared in accordance with the current accounting standards and present a true and fair view of the Statement of Financial Position and Income Statement of the Bank and of the companies included in the consolidation.

(2)          The Board of Directors report for the period ended 30 June 2010 truly and fairly presents all information required by Article 5, Para 6 of Law 3556/07.

Athens, 27 August 2010

THE CHAIRMAN	THE CHIEF EXECUTIVE OFFICER	THE BOD MEMBER

VASSILIOS T. RAPANOS	APOSTOLOS S. TAMVAKAKIS	PETROS K. SABATACAKIS

Board of Directors Report

for the period ended 30 June 2010

Economic environment during the first half of 2010

The global economy expanded rapidly in the first half of 2010, supported mainly by the fiscal and monetary policy stimuli, as well as rebuilding of inventories, with global trade activity returning to a strong pace. Among developed economies, the US economy (together with the emerging economies) led the recovery. In the euro area, economic activity was muted due to concerns over a premature tightening of fiscal policy. Market reactions contributed to the rise in uncertainty, as sovereign credit risk surged, resulting in severe turbulence in the euro area government bond market, particularly in the periphery, during the second quarter.

Facing a risk of a widespread collapse in the credibility of sovereign bonds, Governments of most developed countries responded with fiscal austerity measures, threatening to derail the still fragile recovery process of their economies. Indeed, countries such as Germany and the US could implement a more flexible approach regarding their fiscal stance. In addition, monetary policy remained expansionary, particularly in the euro area, where the European Central Bank (ECB) re-opened many unconventional liquidity supporting measures. In the second half of the year, we expect a slowdown in global economic growth, as the effect from policy stimuli fades, a trend that is expected to extend in the course of 2011. Overall, we expect the global economy to grow by 4,6% in 2010, followed by 4,2% in 2011.

The Greek economy has faced unprecedented macroeconomic headwinds since the beginning of the year, originating from sizeable fiscal imbalances which were compounded by a very aggressive international media stance and rapidly deteriorating financial market conditions for Greek assets. The approval of the Greek Stability and Growth Programme in February and the announcement of a complementary package of austerity measures in early- March appeared insufficient to ease these pressures, which intensified in April. Rising fears of sovereign default in international financial markets and increasing indications of a transmission of the Greek crisis to other peripheral economies of the euro area have led the yield of the 10-year Greek government bonds to pre-EMU levels with tensions, peaking in late-April when markets for Greek sovereign debt effectively closed. This situation led to a strong reaction from the Greek Government, the EU and the ECB.

Indeed, on 2 May 2010, the Greek Government signed an agreement with the EU, ECB and the IMF on the activation of a €110 billion fiscal support package for the period 2010:Q2-2013:Q2. This mechanism aims to address the immense funding problems of the country and contain the spillover effects of the debt crisis to other EU countries with sizeable fiscal imbalances.  This level of funding should cover most of Greece’s budget financing needs until early-2012, with an obligation to access the markets only to rollover maturing treasury bills. The tenor is expected to be in the range of 3 to 5 years and the interest rate of the order of 4,7%.

The Stabilization and Recovery Programme (the “Programme”) agreed under the joint EU/IMF support mechanism includes additional measures equivalent to 2,5% of GDP for 2010 which are in addition to the previous announcements of adjustment measures equivalent to 5% of GDP. In this respect, the fiscal consolidation strategy is frontloaded with austerity measures corresponding to 7,5% of GDP in 2010, 4% in 2011 and 2% in 2012 and 2013, which appear sufficient to improve considerably the fiscal position and place the public debt ratio to GDP on a downward path by the end of 2014. In this respect, the fiscal deficit is expected to decline to 8,1% of GDP in 2010 and to below 3% of GDP in 2014, at which time the debt of general government is expected to return on a downward trend after peaking at 149% of GDP in 2013, up from an estimated 133% of GDP at the end of 2010.

The Programme also contains a respectable set of structural measures and policy guidelines which aim to boost the country’s competitiveness with a view to improving Greece’s potential growth rates in the medium term and support the repayment of the large debt burden. Specifically, it entails ambitious measures which would, inter alia, reduce the unfunded liabilities of the pension system, improve the flexibility of the labour market, and open up product and service markets. The Programme also contains a third pillar to protect the stability of the banking system by providing capital support through the establishment of a Financial Stability Fund (FSF) which is soon to become operational.

Moreover, the ECB’s decision of 5 May 2010 to re-activate extraordinary liquidity enhancement measures and, more importantly, to conduct direct interventions in the euro area public and private debt secondary securities markets (Securities Markets Programme) in conjunction with its decision for unconditional eligibility of Greek sovereign bonds in refinancing operations, has stabilized the deteriorating trend in liquidity conditions for the Greek banking system.

In the fiscal area, the authorities have kept spending significantly below central government budget limits in H1:2010. This has offset upward pressures in expenditure at the sub-national level (local governments, hospitals, social security funds), and the overall deficit target for end-June was overachieved. Significant progress has been made on the structural reform front. The landmark pension reform has been approved and is far-reaching by international standards. Substantive labour market reform is also well underway. Moreover, implementation of recent tax reform and budget reform is key in order to support fiscal consolidation.

Although, economic activity in the first quarter of 2010 held up better than expected, contracting by 2,5% y-o-y and by 1,0% on a quarterly basis, it is expected, to weaken further in the second and the third quarter. Conjunctural and leading economic indicators show that activity in some sectors of economic activity such as retail trade and construction exhibits signs of further weakening. GDP is expected to contract by 3,6% y-o-y in 2010.

Turkey emerged from recession in the last quarter of 2009 and recovered strongly in the first quarter of 2010 (up by 11,7% y-o-y), prompting us to revise upwards our growth forecast to 6,2% in 2010. Importantly, the improving outlook for the Turkish economy is already reflected on the impressive performance of the stock market, which reached a new record-high, and the foreign exchange market, which remains broadly stable.

In contrast to Turkey, economic activity in South East Europe (SEE) remained subdued in the first quarter of 2010. In fact, we expect the economy to contract again this year, but at a slower pace (-1,1%) compared with the past year (-5,5%), and enter in positive territory only in 2011 (a growth forecast of 2,3%).

Analysis of financial figures of the NBG Group

Group net profit for the first half of 2010 stood at €146 million, burdened by extraordinary tax charges, mark-to-market valuation losses in the Greek sovereign bond portfolio, and continued high provisions for NPLs.

In this particularly difficult period, NBG succeeded in boosting its profitability before provisions and trading results by +5,5% comparing to H1 09 and, notably, maintaining strong liquidity and robust capital adequacy, while buttressing its balance sheet with higher provisions, which increased to €649 million, up by +31% yoy.

Group net profit in Q2 10 amounted to €125 million compared with €21 million in Q1, as a result of the reduction in trading losses and the absence of one-off taxes that burden Q1.

The sustained profitability of banking business in Greece and the geographical dispersion of the Group’s income sources reflect the soundness of our business model, even in periods of crisis. Specifically:

•                      Group income (excluding trading income) grew by +6% mainly due to interest income (+8% yoy).

•                      Net interest margin remained near the level of 4%, despite competitive pressure on the pricing of deposits.

•                      Operating expenses grew by 6% yoy, but declined relative to the 2009 average by 2%, reflecting the fact that over the past 3 quarters operating expenses have been kept firmly under control.

The Group’s performance by business activity was as follows:

•                      Greece: Losses stemming from business in Greece totalled €159 million, reflecting extraordinary tax charges of €93 million (extraordinary tax charge for 2009 and an extraordinary retroactive tax charge for 2009 on income from bonds) and, in particular, losses incurred in the bond portfolio amounting to €249 million (compared with gains of €272 million in H1 09). The H1 results for Greece were also affected by ongoing increases in provisions for loan impairments, reaching €467 million (compared with €301 million in H1 09). Nevertheless, core income (before tax, provisions and trading income) grew by 4% yoy, reflecting the resilience of the Bank’s sources of profitability despite the sharp slowdown in economic activity.

•                      Turkey: Continuing their positive trajectory, the net profits of Finansbank in H1 10 amounted to €251 million (TL507 million), up 8% yoy. On a quarterly basis, Finansbank maintained its record performance of Q1 10 (TL253 million), demonstrating yet again the bank’s positive dynamic.

•                      SE Europe: In spite of high provisions and the general fallout from the crisis, the Group continued to post profitability in all the SE European countries. The net profit of our SE European units amounted to €50 million, down 11% yoy due to higher provisions, which totalled €96 million (+31% yoy). Profit before tax and provisions stood at €150 million, up 12% yoy.

Loan book quality

The performance described above was achieved within a particularly adverse environment that continues to impact negatively the banking sector, particularly in Greece, burdening the quality of banks’ loan books.

The Group’s ratio of NPLs to total loans stood at 6,4% at the end of Q2 10, while loans in arrears amounted to 7,4% of the total loan book. It is notable that in Turkey over the course of the past three quarters NPL growth has decelerated, leading the NPL ratio to 5,6% compared with 5,7% in Q1 10.

The Group made provisions of €649 million in H1 10 (of which €335 million in Q2) compared with €494 million (+31%) in H1 09. Accordingly, accumulated provisions now amount to €3,1 billion, i.e. 4,1% of the Group’s aggregate lending. The NPL coverage ratio remains steady at 63%, before, of course, taking into consideration the various forms of associated collateral.

Greece: Loan growth despite the recession

Net loan growth in Greece amounted to €2,7 billion, up 6% yoy, bringing the total value of the loan book to €51,3 billion, reflecting the Bank’s commitment to supporting businesses and households during these extremely stressed times for the Greek economy. Over the course of the past 12 months, despite the slowdown in economic activity and the concomitant decline in demand for loan products, NBG’s growth in lending was double the market average.

Mortgage lending and lending to businesses are the key components in the effort to strengthen financing to the economy. Specifically:

•                      Mortgage lending posted growth of +6% yoy to €20,9 billion.

•                      Disbursements of new mortgages in H1 10 amounted to €971 million, accounting for 28% of total market disbursements, boosting NBG’s market share yet further to 25,3%.

•                      Consumer lending (including credit cards) grew by +4% yoy, despite the sluggish market for consumer loans in Greece.

•                      Lending to SMEs totaled €4,4 billion at the end of H1 10, the same level as a year previously, despite the very substantial pressure on the sector in Greece.

•                      Last, NBG’s lending to large and medium-sized enterprises expanded by 7% yoy, growing at a rate of around 8% on an annualized basis, to €18,8 billion.

The continued negative macroeconomic environment in Greece and the shrinking liquidity of households and businesses led to a 6% contraction in the Bank’s deposits during the first half of the year. However, the impact of the general downward trend in deposits in Greece was clearly less severe for NBG than the rest of the market, enabling it to enhance its market share of savings deposits by a further 1,5 percentage points in H1 10 to 33,4% from 31,9%, reflecting the confidence it enjoys among its customers.

The Bank continues to possess substantial assets eligible as collateral for future issues of covered bonds, providing the Group with the flexibility to raise liquidity through the ECB’s main refinancing operations. The combination of available collateral and low gearing (the loan-to-deposit ratio in Greece is just 90%) is a key competitive advantage for the Bank at the present juncture when Greek banks are hard pushed to access the international money markets.

Turkish operations: pursuing a dynamic growth trajectory

In H1 10, the net profit of Finansbank group grew by 8% yoy to €251 million (TL507 million).

The recovery of the Turkish economy engenders expectations for a further acceleration in the growth of Finansbank group’s activities and results. Specifically:

•                      Net interest income grew by 7% yoy to €520 million (TL 1.050 million).

•                      Finansbank’s cost containment measures succeeded in keeping growth in operating expenses in line with inflation (9%), in contrast with H1 09. The efficiency (cost/income) ratio stood at 43%, a level that ranks the bank among the most efficient internationally.

In June 2010, Finansbank’s total lending amounted to TL28,5 billion (€14,7 billion), up 25% yoy, outperforming our forecasts. This performance underscores the positive course of the neighbouring Turkish economy and bodes well for the continued growth of our subsidiary.

Retail lending continues to be the key driver behind Finansbank’s growth dynamic, increasing at an impressive rate (+30% since H1 09). Total retail lending at June 2010 amounted to TL14,3 billion (€7,4 billion). Particularly strong performance was posted by mortgage lending and consumer credit:

•                      Finansbank’s mortgage lending amounted to TL5,6 billion (€2,9 billion) compared with TL4,5 billion at end-June 2009, up 24%. Its market share of mortgage lending in Turkey stood at 10,4% compared with 10,6% at end-June 2009.

•                      Consumer credit amounted to TL3,3 billion (€1,7 billion) compared with TL2,3 billion in H1 09, up 45%. Accordingly, Finansbank’s market share of consumer credit rose to 4,8% from 3,5% at end-June 2009.

•                      Credit card outstandings grew by 28% to TL5,4 billion (€2,8 billion), compared with TL4,3 billion at end-June 2009. Accordingly, Finansbank’s share of the respective market at end-June 2010 stood at 12% compared with 11,1% a year earlier.

In H1 10, Finansbank’s business lending totalled TL14,2 billion (€7,3 billion), growing by more than 20% on an annual basis, reflecting the general improved business climate in the country.

NPLs represented 5,6% of the total loan book at the end of the H1 10, showing an improvement on the end of 2009, reflecting both the recovery of the Turkish economy and the drastic deceleration in the rate of new loan defaults. Similarly, improved loan recovery performance (in combination with the decline in new defaults) led to a 21% quarter-on-quarter drop in the level of provisions.

As a result of the bank’s strategy to widen its deposit base, strong growth was also posted by deposits, which have increased 29% over the course of the past 12 months. Deposits in local currency presented particularly substantial growth of 49% yoy. In June 2010, the bank’s loan-to-deposit ratio stood at 128%, with deposits comprising the main source of funds for its operations.

SE Europe: Solid core profitability

Net profit from business in SE Europe amounted to €50 million in H1 10 compared with €56 million a year earlier, burdened by high provisions, which totalled €96 million.

Profit before provisions totalled €150 million compared with €134 million in H1 09. Despite the high provisioning levels, all the Group’s SE European subsidiaries remained profitable, as sustained core income — at the same levels as in the previous year — managed to absorb the higher provisions for bad and doubtful debt.

Operating expenses in SE Europe continue to be under firm control, posting an increase of just 1% yoy. The cost/income ratio stood at 46% compared with 49% in H1 09.

Total lending in SE Europe amounted to €7,8 billion, posting a small decline of 4% relative to H1 09 (€8,2 billion).

Total deposits stood at €4,5 billion, up 4% yoy. This is a particularly encouraging development, as the Group is broadening its funding sources and has thus improved its SE Europe loan-to-deposit ratio by 17 percentage points within one year. This performance serves to confirm our projections that in the medium term our subsidiaries in the region should become practically self-financing.

The quality of the loan book in SE Europe reflects the general market environment, and particularly that of Bulgaria, with loans in arrears representing 10,6% of the aggregate loan book compared with 6,8% at end-June 2009.

Strong capital adequacy

The Group’s Tier I capital adequacy ratio stands at 10,5% or 10,7% pro forma if the recent issue of a €450 million subordinated note is included in calculations, making NBG one of the best capitalized banks in Europe. The Core Tier I ratio, which excludes hybrid capital and Hellenic Republic preference shares, is calculated to be 9,3% or 9,6% pro forma if the recent issue of a €450 million subordinated note is included in calculations, ranking the NBG Group among the best in terms of both the absolute magnitude and structural quality of its capital.

In July 2010, the Bank participated successfully in the stress testing exercise coordinated by the Committee of European Banking Supervisors (CEBS) in cooperation with the ECB.

Even under the test’s adverse scenario with regard to loan book quality, which estimated cumulative impairment losses of €5,1 billion for the Group over the two years 2010-2011 (i.e. 700 bps cost of provisions as against 182 in the current half year), the Bank’s profit before tax and provisions was sufficient to absorb the shock.

According to the results of the stress test, under the worst case scenario the estimated Tier I capital adequacy ratio would be in the order of 9,6% in 2011 compared with 11,3% at the end of 2009. After taking into consideration additional impairments totalling €2 billion arising from sovereign risk, the ratio stands at 7,4% at the end of 2011, which is above the minimum 6% required by the ECB exclusively for the purposes of this exercise. Indeed, under a more realistic group of assumptions regarding Turkey, domestic corporate loans and taking into account the Tier II €450 million note issue, the said ratio could be revised by 200 bps to around 9,4%.

The Bank’s performance in the CEBS EU-wide stress testing exercise reflects its robust capital adequacy, which cushions it against even the most adverse scenarios, both with regard to possible further deterioration in loan impairments and the fiscal situation in Greece.

Uncertainties, risks and prospects for the future

The magnitude of the fiscal adjustment is estimated to be a significant drag on activity, especially as it is compounded by the sharp weakening of consumer and business confidence, in view of the underlying liquidity crisis and the sizeable macroeconomic imbalances.

The biggest downside risk factors to economic activity come from a more protracted than-initially-expected period of depressed private spending due to high uncertainty and the negative impact of austerity measures on disposable income, as well as, a prolonged period of stressed market conditions for Greek assets and problematic access of the banking system to market financing. On the positive side, a potential reversal of sizeable confidence losses through the successful implementation of the Programme, in conjunction with a preservation of the positive trend in economic activity internationally, could bring forward the bottoming out of economic activity in the Q2 or Q3 of 2011.

The recent turbulence in financial markets—reflecting a drop in confidence about fiscal sustainability, policy responses, and future growth prospects—and mixed signs provided by conjunctural and forward-looking indicators compounded with the fading effect of fiscal policy measures have been casting clouds over the near to medium term outlook of economic activity internationally. Both the Greek and SE European economies could face additional challenges in the event of sharper-than expected deceleration of economic activity in developed economies and especially of the eurozone.

The Group operates in a fast growing and changing environment and acknowledges its exposure to banking risks as well as the need for effective risk management. Risk management and control form an integral part of the Group’s commitment to providing continuous and high quality returns to its shareholders.

Credit risk

Credit risk is the risk of financial loss relating to the failure of a borrower to honour its contractual obligations. It arises in lending activities as well as in various other activities where we are exposed to the risk of counterparty default, such as our trading, capital markets and settlement activities. This is the largest single risk we face. Our credit risk processes are conducted separately by the Bank and each of our subsidiaries. The credit risk procedures established by the subsidiaries are coordinated by the Group Risk Control and Structure Division.

The Group pays particular attention to implementing the highest standards of credit risk management and control.  The Group employs for all facilities credit risk rating and measurement systems, specifically designed to meet the particular characteristics of its various loan exposures.  Active credit risk management is achieved, among others, through: a) the application of appropriate limits for exposures to a particular obligor, a group of associated obligors, obligors that belong in the same economic sector, etc.; and b) the use of credit risk mitigation techniques (such as collateral and guarantees).

Furthermore, due to current conditions from the global financial crisis, the Bank and each of its subsidiaries, following conservative credit risk policy, maintained high levels of provisions.

Market Risk of the Trading and Available for Sale Portfolios

Management and monitoring

The Bank, in order to ensure the efficient management of market risk, calculates on a daily basis the Value at Risk (VaR) of its Trading and Available for Sale (“AFS”) portfolios. The VaR estimates refer to a 1-day holding period and a 99% confidence interval. The most significant types of market risk to which the Bank is exposed are the following: interest rate risk, equity risk and foreign exchange risk.

Besides the Bank, on a Group level, the most significant source of market risk is related to the portfolio held by Finansbank. For the measurement and management of market risk, the subsidiary calculates on a daily basis the VaR of its Trading and AFS portfolios through the same system that the Bank uses for this purpose.

The Bank has established a framework of VaR limits in order to control and manage more efficiently the risks to which it is exposed. These limits refer not only to specific types of market risk, such as interest rate, foreign exchange and equity risk, but also to the overall risk of the Bank’s Trading and AFS portfolios. The same limit structure is also in place in Finansbank.

In order to verify the predictive power of the VaR model which is used for the estimation of market risk, the Bank conducts backtesting on a daily basis. The aim of backtesting is to examine whether the hypothetical change in the value of the portfolio, due to the actual movements in the prices of the underlying risk factors, is captured by the VaR estimate of that day. Finansbank also performs backtesting on a daily basis, on its Trading and AFS portfolios.

The daily VaR estimations refer to “normal” market conditions. However, supplementary analysis is necessary for capturing the potential loss that might arise under extreme and unusual circumstances in the financial markets. Thus, the Bank conducts stress testing on a weekly and a monthly basis, through the application of different scenarios depending on the type of risk factor (interest rates, stock index prices, exchange rates). The scenarios are based on the guidelines of the IMF. Stress testing is performed on both the Trading and the AFS portfolios. Moreover, stress test analysis is also performed by Finansbank on a monthly basis, on its Trading and AFS portfolios. The scenarios refer to extreme movements of interest rates and foreign exchange prices and are based on the latest financial crises which have taken place in Turkey.

Participation in the Hellenic Republic’s Bank Support Plan

During 2010 the Bank participated in the second and third pillars of Law 3723/2008 “Hellenic Republic’s Bank Support Plan” as follows:

Under the government-guaranteed borrowings facility (pillar II) the Bank issued the following three notes:

On 26 April 2010 the Bank issued €2.500 million Floating Rate Notes, bearing interest at a rate of three-month EURIBOR plus 250 bps paid on an annual basis due April 2013, guaranteed by the Greek State.

On 4 May 2010 the Bank issued €1.345 million and €655 million Floating Rate Notes, bearing interest at a rate of three-month EURIBOR plus 500 bps paid on an annual basis due May 2013. From the above issue of €1.345 million, the amount of €907 million is held by third parties and is included in the Group’s and the Bank’s debt securities in issue.

On 28 June 2010 the Bank issued €4.265,6 million Floating Rate Notes, bearing interest at a rate of three-month Euribor plus 500 bps paid on an annual basis due June 2013.

Other than the €907 million held by third parties, the remaining notes described above are held by the Bank and therefore, are not presented as liabilities on the Group’s and the Bank’s Statement of financial position.

In addition to the above, on 12 April 2010, the Bank, under the Greek government bonds lending facility (pillar III) obtained from Public Debt Management Agency, special Greek government bonds of €787 million collateralized with customer loans. These bonds can only be used as collateral for financing and therefore are reflected in off balance sheet items.

Covered bonds program

On 18 March 2010, the Bank issued the 4th series of covered bonds of €1,5 billion, with a maturity of eight years (with an additional ten-year extension option) which are secured by residential mortgage loans. The bonds pay interest quarterly at a rate of ECB’s refinancing rate plus a margin of 190 bps. The issue forms part of the Bank’s existing €10 billion covered bonds program.

On 11 May 2010, the Bank issued the 5th series of covered bonds of €1 billion, with a maturity of ten years (with an additional ten-year extension option), which are secured by residential mortgage loans bearing interest at a rate of ECB’s refinancing rate plus a margin of 250 bps paid on a quarterly basis. The issue forms part of the Bank’s existing €10 billion covered bonds program.

On 21 June 2010 the Bank established its second covered bond program (“€15 billion Covered Bond Program II of National Bank of Greece S.A.”) under which on 24 June 2010 the Bank issued three Series of €1 billion each, which are secured by residential mortgage loans. The first Series has a 5 year maturity (with an additional ten-year extension option) and bears interest at a rate of ECB’s refinancing rate plus a margin of 170 bps paid on a quarterly basis. The second Series has a 7 year maturity (with an additional ten-year extension option) and bears interest at a rate of ECB’s refinancing rate plus a margin of 200 bps paid on a quarterly basis. The third Series has a 9 year maturity (with an additional ten-year extension option) and bears interest at a rate of ECB’s refinancing rate plus a margin of 230 bps paid on a quarterly basis.

On 30 July 2010, the Bank, has issued additional tranches for each of its existing first three series, tapping each series with an additional €500 million.  The combined size of the additional issuance is €1,5 billion.  The bonds issued under the program are secured by a pool of residential mortgage loans in euro and foreign currency, originated by the Bank. The series have a maturity of five, seven and nine years and a coupon rate based on ECB plus a margin of 170, 200 and 230 basis points respectively.

Lower Tier II 10-year note sale totaling €450 million

On 23 July 2010, the Bank completed the sale through a private placement, of a Lower Tier II note, totaling €450 million.

The note was issued on 3 August 2010 by the Bank’s UK-based subsidiary NBG Finance Plc, under NBG guarantee, and is listed for trading on the Luxembourg Stock Exchange. The note has a 10-year maturity, with right to early redemption by the issuer on the completion of 5 years and at each subsequent interest payment date. The annual interest rate for the first 5 years is set at 7,0%. If the right to early redemption is not exercised, the annual interest rate for the second 5-year period increases to 9,5%.  This issue enhances NBG’s regulatory capital by €450 million.

Dividends

On 21 May 2010, the annual Ordinary General Meeting of the Bank’s Shareholders, approved the following:

a)         The distribution of dividends to the holders of our non-cumulative, non-voting, redeemable preference shares of €42,2 million (USD 56,25 million) after withholding taxes, pursuant to their terms.

b)        The payment to the Greek State the amount of €35 million regarding the 70.000.000 Redeemable Preference Shares, of which €21,6 million relates to year 2009 while €13,4 million relates to period up to May 2010.

c)         No dividends were declared to the ordinary shareholders, following the participation of the Bank in the Hellenic Republic’s Bank Support Plan.

Other information

On 18 February 2010, the 2nd Repeat General Meeting of the Bank’s shareholders approved assignment to the Board of Directors of the right to issue bonds convertible to shares, as per the provisions of articles 3a and 13 of the Companies Act and article 5 of the Bank’s Articles of Association, for a period of five years, up to an amount corresponding to 50% of the paid-up share capital of the Bank as at the time of the assignment of the said right, i.e. €1.696 million. The Meeting leaves it to the Board of Directors to decide the particular terms and details of such issuance, as well as the procedure by which the bonds will be converted to shares.

Transactions with related parties

Based on the existing regulatory framework, we must include any transaction between the Group and the Bank with all related parties as defined in IAS 24, which took place during the first half of 2010 and substantially affected the Bank’s financial performance. Management’s total compensation, receivables and payables must be reported separately.

All related party transactions with the Bank and the Group companies are conducted within usual business practice at arm’s length and are approved by the authorized Bank members.

Group and Bank transactions with Board of Directors members and Management for 2010

(amounts in € ‘000)	Group	Bank
Total compensation	8.719	3.195
Loans and advances	232.776	230.947
Deposits	31.907	23.209
Letters of Guarantee	13.884	13.884

Intercompany transactions as of 30.6.2010 - Bank

Associates and Other Investments (>10%) (amounts in € ‘000)	Assets	Liabilities	Income	Expenses	Off Balance sheet

GECA CABLES	6.551	184	189	—	—
INTERBANKING SYSTEMS S.A . (“DIAS”)	187	3.263	121	560	—
Planet S.A.	1.075	103	52	—	1.248
Social Securities Funds Management S.A.	—	3.907	—	37	—
Larco S.A.	84	2.929	177	—	10.821
Cosmo One Hellas Market Site S.A.	—	75	—	—	90
Eviop Tempo S.A.	—	1	—	—	—
Teiresias S.A.	697	1.271	18	944	—
Pyrrichos Real Estate S.A.	3.821	—	30	—	—
Aktor Facility Management S.A.	—	56	3	119	—
Bantas A.S.(Cash transfers and Security Services)	557	6	61	4	—
UBB Chartis Insurance Company A.D.	741	2.861	243	1.405	—
UBB AIG Life Insurance Company	1.283	—	479	5.049	—
Total intercompany transactions with associates and Other Investments (>10%)	14.996	14.656	1.373	8.118	12.159

Subsidiaries (amounts in € ‘000)	Assets	Liabilities	Income	Expenses	Off Balance sheet
National Securities S.A.	89	67.102	3.145	1.356	75.973
Ethniki Kefalaiou S.A.	30.065	339.554	576	4.348	22.587
NBG Asset Management Mutual Funds S.A.	15.033	9.652	4.605	92	78
Ethniki Leasing S.A.	723.817	37.053	5.361	450	105.167
NBG Property Services S.A.	—	680	—	210	—
Pronomiouhos S.A. Genikon Apothikon Hellados	1.431	12.582	1.361	817	—
NBG Greek Fund Ltd	—	5.055	—	52	—
NBG Bancassurance S.A.	—	4.107	45	136	158
The South African Bank of Athens Ltd (S.A.B.A.)	13.634	295	66	—	—
National Bank of Greece (Cyprus) Ltd	1.977.969	865.920	4.906	7.619	16.254
Stopanska Banka A.D.-Skopje	45.168	396	708	3	—
United Bulgarian Bank A.D. - Sofia (UBB)	1.148.561	2.076	12.168	—	11
NBG International Ltd	153	799	—	2	—
NBG Finance Plc	—	541.971	—	13.569	—
Interlease E.A.D., Sofia	514.482	616	5.928	—	—
NBG Securities Romania S.A.	180	—	12	64	—
Innovative Ventures S.A. (I-Ven)	—	2.008	—	—	—
NBG Funding Ltd	—	284.804	2	548	—
Banca Romaneasca S.A.	542.464	30.498	7.213	3.719	—
Ethniki Hellenic General Insurance S.A.	5.015	261.800	2.906	12.580	1.100
ASTIR Palace Vouliagmenis S.A.	23.454	9.036	382	240	2.377
Grand Hotel Summer Palace S.A.	2.869	955	61	5	—
NBG Training Center S.A.	923	551	58	54	—
Ethnodata S.A.	249	8.500	3	4.782	—
KADMOS S.A.	36	32	—	—	—
DIONYSOS S.A.	50	30	—	—	—
EKTENEPOL Construction Company S.A.	63	1.091	2	2	479
Mortgage, Touristic PROTYPOS S.A.	—	336	—	—	—
Hellenic Touristic Constructions S.A.	70	41	—	—	—
Ethnoplan S.A.	—	2.315	6	1.568	—
Ethniki Ktimatikis Ekmetalefsis S.A.	3.980	674	71	—	—
NBGI Private Equity Funds	125.547	3.745	63	2	93.169
NBG International Holdings B.V.	—	995	—	2	—
NBG Leasing IFN S.A.	185.369	210	2.586	—	—
Finansbank A.S.	1.826.336	2.287	19.396	605	207.344
Vojvodjanska Banka a.d. Novi Sad	44.650	335	926	1.844	24
NBG Leasing d.o.o. Belgrade	58.400	92	656	2	—
CPT Investments Ltd	230.284	64.321	775	3.953	—
NBG Finance (Dollar) Plc	—	79.773	—	1.353	—
NBG Finance (Sterling) Plc	—	176.258	—	4.380	—
NBG Bank Malta Ltd	374.529	110.008	1.057	219	—
Ethniki Factors S.A.	26.000	7.163	407	179	50.000
NBG Pangaea Reic	1.007	34.975	—	31.817	1.350.519
Total intercompany transactions with subsidiaries	7.921.877	2.970.691	75.451	96.572	1.925.240

Total intercompany transactions	7.936.873	2.985.347	76.824	104.690	1.937.399

Transactions with other related parties

The total receivables of the Bank from the employee benefits related funds of the Bank’s personnel as at 30 June 2010, amounted to €243,5 million (2009: €197,8 million).

Athens, 27 August 2010

THE CHIEF EXECUTIVE OFFICER

APOSTOLOS S. TAMVAKAKIS

Auditors Review Report

on the interim financial report for the period ended 30 June 2010

REVIEW REPORT ON CONDENSED INTERIM FINANCIAL INFORMATION

To the Shareholders of NATIONAL BANK OF GREECE S.A.

Introduction

We have reviewed the accompanying condensed stand alone and consolidated statement of financial position of “NATIONAL BANK OF GREECE S.A.” (the “Bank”) and its subsidiaries (the “Group”) as of 30 June 2010, the related condensed statements of income and comprehensive income, changes in equity and cash flows for the six month period then ended, as well as the selective explanatory notes, which together comprise the interim financial information and which represent an integral part of the half year financial report provided under article 5 of Law 3556/2007. Management is responsible for the preparation and fair presentation of this interim condensed financial information in accordance with International Financial Reporting Standards as adopted by the European Union and apply to Interim Financial Reporting (International Accounting Standard “IAS” 34). Our responsibility is to express a conclusion on this interim condensed financial information based on our review.

Scope of Review

We conducted our review in accordance with the International Standard on Review Engagements 2410, “Review of interim financial information performed by the independent auditor of the entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently it does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed interim financial information is not prepared, in all material respects, in accordance with IAS 34.

Report on Other Legal Requirements

Our review has not revealed any inconsistency in the content of the management interim financial report provided under article 5 of Law 3556/2007 when compared to the accompanying interim condensed financial information.

Athens, 30 August 2010

The Certified Public Accountant

Emmanuel A. Pelidis

Reg. No. SOEL: 12021

Hadjipavlou Sofianos & Cambanis S.A.

Fragoklisias 3a & Granikou Str.

GR 151 25 Marousi

Reg. No. SOEL: E120

Statement of Financial Position

as at 30 June 2010

		Group		Bank
€ 000’s	Note	30.6.2010	31.12.2009	30.6.2010	31.12.2009
ASSETS
Cash and balances with central banks		6.437.765	4.252.854	4.329.608	2.073.721
Due from banks (net)		4.528.523	3.707.911	8.034.598	5.881.701
Financial assets at fair value through profit or loss		1.931.423	4.066.059	1.190.128	3.003.966
Derivative financial instruments		2.062.291	1.875.851	1.912.529	1.670.914
Loans and advances to customers (net)	6	78.058.601	74.752.545	58.756.383	58.129.698
Investment securities		20.198.710	16.315.150	12.839.422	9.892.407
Investment property	8	193.652	164.895	—	—
Investments in subsidiaries		—	—	8.071.334	8.064.609
Investments in associates		38.208	42.680	7.298	27.631
Goodwill, software and other intangible assets	7	2.685.599	2.486.943	129.809	124.854
Property and equipment	8	2.086.813	2.099.152	382.064	381.642
Deferred tax assets		484.807	174.218	370.433	82.094
Insurance related assets and receivables		848.592	805.960	—	—
Current income tax advance		96.026	189.481	96.026	189.481
Other assets		2.378.134	2.460.484	1.593.224	1.697.746
Non-current assets held for sale	9	20.513	—	20.513	—
Total assets		122.049.657	113.394.183	97.733.369	91.220.464

LIABILITIES
Due to banks		31.795.692	21.643.338	29.206.770	18.390.685
Derivative financial instruments		2.505.369	1.329.164	2.270.662	1.204.621
Due to customers	10	68.702.392	71.194.471	53.794.147	58.081.167
Debt securities in issue	11	2.483.427	1.859.699	2.138.462	1.485.109
Other borrowed funds		1.390.998	1.224.973	1.265.357	1.209.377
Insurance related reserves and liabilities		2.738.021	2.581.323	—	—
Deferred tax liabilities		119.765	137.336	—	—
Retirement benefit obligations		232.506	245.301	146.136	134.284
Current income tax liabilities		82.767	74.924	34.957	60.497
Other liabilities		2.805.296	3.276.136	1.782.927	2.430.563
Total liabilities		112.856.233	103.566.665	90.639.418	82.996.303

SHAREHOLDERS’ EQUITY
Share capital	13	3.392.708	3.392.708	3.392.708	3.392.708
Share premium account	13	3.335.881	3.335.881	3.335.881	3.335.881
Less: treasury shares	13	(1.982)	(10.626)	—	—
Reserves and retained earnings		1.108.219	1.735.487	365.362	1.495.572
Equity attributable to NBG shareholders		7.834.826	8.453.450	7.093.951	8.224.161

Non-controlling interest		872.334	857.376	—	—
Preferred securities		486.264	516.692	—	—
Total equity		9.193.424	9.827.518	7.093.951	8.224.161

Total equity and liabilities		122.049.657	113.394.183	97.733.369	91.220.464

Athens, 27 August 2010

THE CHAIRMAN	THE CHIEF	THE CHIEF FINANCIAL OFFICER	THE DEPUTY
	EXECUTIVE OFFICER	AND HEAD OF RETAIL BANKING	CHIEF FINANCIAL OFFICER

VASSILIOS T. RAPANOS	APOSTOLOS S. TAMVAKAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 21 to 35 form an integral part of these financial statements

Income Statement

for the period ended 30 June 2010

		Group		Bank
		6 month period ended		6 month period ended
€ 000’s	Note	30.6.2010	30.6.2009	30.6.2010	30.6.2009

Interest and similar income		3.110.902	3.399.468	1.700.593	1.962.660
Interest expense and similar charges		(1.036.310)	(1.486.572)	(480.491)	(840.281)
Net interest income		2.074.592	1.912.896	1.220.102	1.122.379

Fee and commission income		360.561	364.800	138.434	149.506
Fee and commission expense		(28.033)	(23.483)	(14.696)	(12.287)
Net fee and commission income		332.528	341.317	123.738	137.219

Earned premia net of reinsurance		486.189	430.610	—	—
Net claims incurred		(453.726)	(375.962)	—	—
Earned premia net of claims and commissions		32.463	54.648	—	—

Net trading income /(loss) and results from investment securities		(198.435)	346.394	(381.988)	217.427
Net other expense		(39.524)	(31.543)	(67.746)	(11.865)
Total income		2.201.624	2.623.712	894.106	1.465.160

Personnel expenses		(765.045)	(713.391)	(467.271)	(442.147)
General, administrative and other operating expenses		(365.977)	(357.613)	(181.457)	(152.510)
Depreciation, amortisation and impairment on property & equipment, intangibles and investment property		(96.995)	(95.351)	(41.362)	(50.887)
Amortisation of intangible assets recognised on business combinations		(12.682)	(12.081)	—	—
Finance charge on put options of non-controlling interests		(1.294)	(3.971)	(1.294)	(3.971)
Credit provisions and other impairment charges		(648.784)	(494.485)	(458.646)	(287.336)
Share of profit of associates		2.418	351	—	—
Profit/(loss) before tax		313.265	947.171	(255.924)	528.309

Tax expense	4	(148.555)	(218.444)	(51.529)	(134.380)
Profit/(loss) for the period		164.710	728.727	(307.453)	393.929

Attributable to:
Non-controlling interests		19.132	20.691	—	—
NBG equity shareholders		145.578	708.036	(307.453)	393.929

Earnings / (losses) per share- Basic and diluted excluding gains on redemption of preferred securities	5	€0,09	€1,11	€(0,62)	€0,65
Earnings / (losses) per share- Basic and diluted including gains on redemption of preferred securities	5	€0,12	€1,34	€(0,62)	€0,65

Athens, 27 August 2010

THE CHAIRMAN	THE CHIEF	THE CHIEF FINANCIAL OFFICER	THE DEPUTY
	EXECUTIVE OFFICER	AND HEAD OF RETAIL BANKING	CHIEF FINANCIAL OFFICER

VASSILIOS T. RAPANOS	APOSTOLOS S. TAMVAKAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 21 to 35 form an integral part of these financial statements

Statement of Comprehensive Income

for the period ended 30 June 2010

		Group		Bank
		6 month period ended		6 month period ended
€ 000’s	Note	30.6.2010	30.6.2009	30.6.2010	30.6.2009

Profit/(loss) for the period		164.710	728.727	(307.453)	393.929

Other comprehensive income/(expense), net of tax:
Available for sale securities, net of tax		(969.597)	157.553	(766.430)	147.437
Currency translation differences, net of tax		419.347	8.055	346	98
Net investment hedge, net of tax		(145.036)	(46.646)	—	—
Other comprehensive income/(expense) for the period, net of tax	14	(695.286)	118.962	(766.084)	147.535

Total comprehensive income/(expense) for the period		(530.576)	847.689	(1.073.537)	541.464

Attributable to:
Non-controlling interests		29.731	32.594	—	—
NBG equity shareholders		(560.307)	815.095	(1.073.537)	541.464

Athens, 27 August 2010

THE CHAIRMAN	THE CHIEF	THE CHIEF FINANCIAL OFFICER	THE DEPUTY
	EXECUTIVE OFFICER	AND HEAD OF RETAIL BANKING	CHIEF FINANCIAL OFFICER

VASSILIOS T. RAPANOS	APOSTOLOS S. TAMVAKAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 21 to 35 form an integral part of these financial statements

Income Statement

for the period ended 30 June 2010

		Group		Bank
		3 month period ended		3 month period ended
€ 000’s	Note	30.6.2010	30.6.2009	30.6.2010	30.6.2009

Interest and similar income		1.595.672	1.618.466	864.365	914.442
Interest expense and similar charges		(556.129)	(650.331)	(261.550)	(340.948)
Net interest income		1.039.543	968.135	602.815	573.494

Fee and commission income		181.648	186.941	69.245	77.175
Fee and commission expense		(13.066)	(11.981)	(6.129)	(7.151)
Net fee and commission income		168.582	174.960	63.116	70.024

Earned premia net of reinsurance		201.730	239.374	—	—
Net claims incurred		(198.210)	(211.683)	—	—
Earned premia net of claims and commissions		3.520	27.691	—	—

Net trading income / (loss) and results from investment securities		(64.874)	237.234	(176.140)	174.137
Net other expense		(15.184)	(12.299)	(31.909)	(15.864)
Total income		1.131.587	1.395.721	457.882	801.791

Personnel expenses		(385.948)	(364.482)	(230.410)	(223.409)
General, administrative and other operating expenses		(186.239)	(183.695)	(93.826)	(77.883)
Depreciation, amortisation and impairment on property & equipment, intangibles and investment property		(49.175)	(50.554)	(20.506)	(25.302)
Amortisation of intangible assets recognised on business combinations		(6.516)	(6.076)	—	—
Finance charge on put options of non-controlling interests		(634)	(1.279)	(634)	(1.279)
Credit provisions and other impairment charges		(335.191)	(259.742)	(238.082)	(142.947)
Share of profit of associates		2.471	460	—	—
Profit/(loss) before tax		170.355	530.353	(125.576)	330.971

Tax income / (expense)		(38.974)	(131.897)	12.770	(87.521)
Profit/(loss) for the period		131.381	398.456	(112.806)	243.450

Attributable to:
Non-controlling interests		6.658	7.761	—	—
NBG equity shareholders		124.723	390.695	(112.806)	243.450

Earnings / (losses) per share- Basic and diluted excluding gains on redemption of preferred securities	5	€0,06	€0,55	€(0,30)	€0,37
Earnings / (losses) per share- Basic and diluted including gains on redemption of preferred securities	5	€0,10	€0,50	€(0,30)	€0,37

Athens, 27 August 2010

THE CHAIRMAN	THE CHIEF	THE CHIEF FINANCIAL OFFICER	THE DEPUTY
	EXECUTIVE OFFICER	AND HEAD OF RETAIL BANKING	CHIEF FINANCIAL OFFICER

VASSILIOS T. RAPANOS	APOSTOLOS S. TAMVAKAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 21 to 35 form an integral part of these financial statements

Statement of Comprehensive Income

for the period ended 30 June 2010

		Group		Bank
		3 month period ended		3 month period ended
€ 000’s	Note	30.6.2010	30.6.2009	30.6.2010	30.6.2009

Profit/(loss) for the period		131.381	398.456	(112.806)	243.450

Other comprehensive income/(expense), net of tax:
Available for sale securities, net of tax		(737.289)	266.986	(568.727)	247.761
Currency translation differences, net of tax		230.332	140.149	30	107
Net investment hedge, net of tax		(81.045)	(27.841)	—	—
Other comprehensive income/(expense) for the period, net of tax	14	(588.002)	379.294	(568.697)	247.868

Total comprehensive income/(expense) for the period		(456.621)	777.750	(681.503)	491.318

Attributable to:
Non-controlling interests		6.070	6.920	—	—
NBG equity shareholders		(462.691)	770.830	(681.503)	491.318

Athens, 27 August 2010

THE CHAIRMAN	THE CHIEF	THE CHIEF FINANCIAL OFFICER	THE DEPUTY
	EXECUTIVE OFFICER	AND HEAD OF RETAIL BANKING	CHIEF FINANCIAL OFFICER

VASSILIOS T. RAPANOS	APOSTOLOS S. TAMVAKAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 21 to 35 form an integral part of these financial statements

Statement of Changes in Equity- Group

for the period ended 30 June 2010

	Attributable to equity holders of the parent company										Non-
	Share capital		Share premium			Available for sale	Currency	Net	Other reserves &		controlling Interest &
€ 000’s	Ordinary shares	Preference shares	Ordinary shares	Preference shares	Treasury shares	securities reserve	translation reserve	investment hedge	retained earnings	Total	Preferred securities	Total
At 1 January 2009	2.483.271	7.500	2.299.275	382.775	(145.277)	(839.109)	(662.690)	(171.846)	2.617.708	5.971.607	2.295.447	8.267.054
Other comprehensive income/(expense) for the period	—	—	—	—	—	190.269	(33.016)	(46.646)	(3.548)	107.059	11.903	118.962
Profit/(loss) for the period	—	—	—	—	—	—	—	—	708.036	708.036	20.691	728.727
Total comprehensive income for the period	—	—	—	—	—	190.269	(33.016)	(46.646)	704.488	815.095	32.594	847.689
Share capital increase	—	350.000	—	—	—	—	—	—	—	350.000	—	350.000
Share capital issue costs	—	—	—	—	—	—	—	—	(2.926)	(2.926)	—	(2.926)
Issue & repurchase of preferred securities	—	—	—	—	—	—	—	—	122.827	122.827	(449.186)	(326.359)
Dividends on preferred securities	—	—	—	—	—	—	—	—	(68.950)	(68.950)	—	(68.950)
Dividends on preference shares	—	—	—	—	—	—	—	—	(46.028)	(46.028)	—	(46.028)
Share based payments	—	—	—	—	—	—	—	—	4.909	4.909	—	4.909
Acquisitions, disposals & share capital increase of subsidiaries/associates	—	—	—	—	—	—	—	—	1.542	1.542	4.345	5.887
(Purchases)/ disposals of treasury shares	—	—	—	—	133.970	—	—	—	(56.084)	77.886	—	77.886
Balance at 30 June 2009	2.483.271	357.500	2.299.275	382.775	(11.307)	(648.840)	(695.706)	(218.492)	3.277.486	7.225.962	1.883.200	9.109.162
Movements from 1.7.2009 to 31.12.2009	551.937	—	653.831	—	681	(353.092)	(3.212)	(64.562)	441.905	1.227.488	(509.132)	718.356
Balance at 31 December 2009 & at 1 January 2010	3.035.208	357.500	2.953.106	382.775	(10.626)	(1.001.932)	(698.918)	(283.054)	3.719.391	8.453.450	1.374.068	9.827.518
Other comprehensive income/(expense) for the period	—	—	—	—	—	(952.619)	383.837	(145.036)	7.933	(705.885)	10.599	(695.286)
Profit/(loss) for the period	—	—	—	—	—	—	—	—	145.578	145.578	19.132	164.710
Total comprehensive income for the period	—	—	—	—	—	(952.619)	383.837	(145.036)	153.511	(560.307)	29.731	(530.576)
Issue & repurchase of preferred securities	—	—	—	—	—	—	—	—	19.511	19.511	(50.335)	(30.824)
Dividends on preferred securities	—	—	—	—	—	—	—	—	(21.013)	(21.013)	—	(21.013)
Dividends on preference shares	—	—	—	—	—	—	—	—	(70.858)	(70.858)	—	(70.858)
Share based payments	—	—	—	—	—	—	—	—	12.306	12.306	—	12.306
Acquisitions, disposals & share capital increase of subsidiaries/associates	—	—	—	—	—	—	—	—	(39)	(39)	5.134	5.095
(Purchases)/ disposals of treasury shares	—	—	—	—	8.644	—	—	—	(6.868)	1.776	—	1.776
Balance at 30 June 2010	3.035.208	357.500	2.953.106	382.775	(1.982)	(1.954.551)	(315.081)	(428.090)	3.805.941	7.834.826	1.358.598	9.193.424

The notes on pages 21 to 35 form an integral part of these financial statements

Statement of Changes in Equity- Bank

for the period ended 30 June 2010

	Share capital		Share premium			Available for	Currency	Other reserves &
€ 000’s	Ordinary shares	Preference shares	Ordinary shares	Preference shares	Treasury shares	sale securities reserve	translation reserve	retained earnings	Total
At 1 January 2009	2.483.271	7.500	2.299.275	382.775	(145.277)	(663.797)	(167)	2.070.206	6.433.786
Other comprehensive income/(expense) for the period	—	—	—	—	—	147.437	98	—	147.535
Profit/(loss) for the period	—	—	—	—	—	—	—	393.929	393.929
Total comprehensive income for the period	—	—	—	—	—	147.437	98	393.929	541.464
Share capital increase	—	350.000	—	—	—	—	—	—	350.000
Share capital issue costs	—	—	—	—	—	—	—	(2.926)	(2.926)
Dividends on preference shares	—	—	—	—	—	—	—	(46.028)	(46.028)
Share based payments	—	—	—	—	—	—	—	4.909	4.909
(Purchases)/ disposals of treasury shares & preferred securities	—	—	—	—	133.970	—	—	(55.447)	78.523
Balance at 30 June 2009	2.483.271	357.500	2.299.275	382.775	(11.307)	(516.360)	(69)	2.364.643	7.359.728
Movements from 1.7.2009 to 31.12.2009	551.937	—	653.831	—	11.307	(195.204)	(353)	(157.085)	864.433
Balance at 31 December 2009 & at 1 January 2010	3.035.208	357.500	2.953.106	382.775	—	(711.564)	(422)	2.207.558	8.224.161
Other comprehensive income/(expense) for the period	—	—	—	—	—	(766.430)	346	—	(766.084)
Profit/(loss) for the period	—	—	—	—	—	—	—	(307.453)	(307.453)
Total comprehensive income for the period	—	—	—	—	—	(766.430)	346	(307.453)	(1.073.537)
Dividends on preference shares	—	—	—	—	—	—	—	(70.858)	(70.858)
Share based payments	—	—	—	—	—	—	—	12.306	12.306
Acquisitions, disposals & share capital increase of subsidiaries/associates	—	—	—	—	—	—	—	1.879	1.879
Balance at 30 June 2010	3.035.208	357.500	2.953.106	382.775	—	(1.477.994)	(76)	1.843.432	7.093.951

The notes on pages 21 to 35 form an integral part of these financial statements

Cash Flow Statement

for the period ended 30 June 2010

	Group		Bank
	6 month period ended		6 month period ended
€ 000’s	30.6.2010	30.6.2009	30.6.2010	30.6.2009
Cash flows from operating activities
Profit for the period	164.710	728.727	(307.453)	393.929
Adjustments for:
Non-cash items included in income statement and other adjustments:	596.338	712.004	387.706	512.220
Depreciation, amortisation and impairment on property & equipment, intangibles and investment property	109.677	107.432	41.362	50.887
Share based payment	12.306	4.909	10.530	4.909
Impairment losses / (recoveries) on investments	12.955	154.743	6.111	150.935
Amortization of premiums / discounts of investment securities and loans and receivables	(36.082)	(79.088)	(24.605)	(58.382)
Provisions for credit and other risks	652.851	505.682	460.315	290.536
Provision for employee benefits	31.690	32.591	15.598	17.107
Other provisions	(8.106)	954	—	79
Share of profit of associates	(2.418)	(351)	—	—
Finance charge on put options of non-controlling interest	1.294	3.971	1.294	3.971
Deferred tax expense / (income)	(25.247)	145.356	(37.779)	132.296
Dividend income from investment securities	(2.209)	(4.139)	(1.536)	(50.977)
Net (gain) / loss on disposal of property & equipment and investment property	1.891	(23)	8	(1.503)
Net (gain) / expense on investment securities	47.401	(114.662)	96.471	(27.770)
Interest from financing activities	41.576	16.811	65.409	36.330
Valuation adjustment on instruments designated at FVTPL	(241.241)	(62.182)	(245.472)	(36.198)

Net increase in operating assets:	(3.580.583)	(4.766.325)	(1.789.809)	(3.893.980)
Mandatory reserve deposits with Central Bank	199.206	69.252	88.186	(15.011)
Due from banks	(312.607)	(158.308)	(1.412.249)	671.348
Financial assets at fair value through profit or loss	713.453	(1.240.185)	824.574	(1.047.725)
Derivative financial instruments assets	(354.815)	(292.252)	(400.253)	(277.771)
Loans and advances to customers	(3.963.119)	(2.621.839)	(1.087.000)	(2.874.009)
Other assets	137.299	(522.993)	196.933	(350.812)

Net increase in operating liabilities:	8.026.771	8.332.777	6.457.609	7.921.627
Due to banks	10.002.378	5.325.657	10.816.085	4.952.377
Due to customers	(2.477.982)	3.003.582	(4.272.922)	3.270.605
Derivative financial instruments liabilities	991.434	(423.179)	884.504	(395.460)
Retirement benefit obligations	(44.485)	(30.429)	(3.746)	(4.367)
Insurance related reserves and liabilities	156.697	145.136	—	—
Income taxes paid	(82.241)	(35.066)	(60.497)	—
Other liabilities	(519.030)	347.076	(905.815)	98.472
Net cash from operating activities	5.207.236	5.007.183	4.748.053	4.933.796

Cash flows from investing activities
Participation in share capital increase of subsidiaries	—	—	(6.724)	(242.717)
Disposal of subsidiary shareholding without loss of control	980	—	—	—
Acquisition of associates	(9.454)	—	(180)	—
Disposal of associates	708	—	—	—
Dividends received from investment securities & associates	2.888	4.528	1.536	50.977
Purchases of property & equipment, intangible assets and investment property	(124.239)	(122.873)	(46.674)	(43.815)
Proceeds from disposal of property and equipment and investment property	4.433	12.309	560	1.995
Purchases of investment securities	(10.104.466)	(13.420.175)	(4.969.964)	(4.456.216)
Proceeds from redemption and sale of investment securities	7.404.328	10.856.503	2.595.832	1.570.200
Net cash used in investing activities	(2.824.822)	(2.669.708)	(2.425.614)	(3.119.576)

Cash flows from financing activities
Proceeds from borrowed funds and debt securities	1.318.398	667.292	816.300	500.000
Repayments of borrowed funds, debt securities and preferred securities	(636.356)	(1.751.607)	(4.888)	(1.500.000)
Proceeds from sale of treasury shares	106.028	139.958	—	78.523
Repurchase of treasury shares	(104.252)	(62.072)	—	—
Dividends on preference shares	(42.679)	(21.737)	(42.679)	(21.736)
Dividends on preferred securities	(11.192)	(29.177)	—	—
Share capital issue costs	—	(3.850)	—	(3.850)
Net cash from/(used in) financing activities	629.947	(1.061.193)	768.733	(947.063)
Effect of foreign exchange rate changes on cash and cash equivalents	48.477	(3.487)	74.849	4.039
Net increase in cash and cash equivalents	3.060.838	1.272.795	3.166.021	871.196
Cash and cash equivalents at beginning of period	2.919.176	2.622.978	4.061.537	3.674.864
Cash and cash equivalents at end of period	5.980.014	3.895.773	7.227.558	4.546.060

The notes on pages 21 to 35 form an integral part of these financial statements

Notes to the Financial Statements

Group and Bank

NOTE 1:                                 General Information

National Bank of Greece S.A. (hereinafter the “Bank”) was founded in 1841 and its shares are listed on the Athens Stock Exchange since 1880 and on the New York Stock Exchange (since 1999) in the form of ADRs. The Bank’s headquarters are located at 86 Eolou Street, Athens, Greece, (Reg. 6062/06/B/86/01), tel.: (+30) 210 334 1000, www.nbg.gr. By resolution of the Board of Directors the Bank can establish branches, agencies and correspondence offices in Greece and abroad.  In its 170 years of operation the Bank has expanded on its commercial banking business by entering into related business areas.  National Bank of Greece and its subsidiaries (hereinafter the “Group”) provide a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, insurance and real estate at a global level.  The Group operates in Greece, Turkey, UK, SEE, Cyprus, Malta, Egypt and South Africa.

The Board of Directors consists of the following members:

The Non-Executive Chairman of the Board of Directors
Vassilios T. Rapanos

The Chief Executive Officer
Apostolos S. Tamvakakis

Non-Executive Members
Ioannis C. Giannidis	Professor, University of Athens Law School and Legal Counsellor
Ioannis P. Panagopoulos	Employees’ representative, Chairman of the Greek General Confederation of Labour
Avraam J. Triantafillidis*	Employees’ representative

Independent Non-Executive Members
H.E. the Metropolitan of Ioannina Theoklitos	Bishop of the Greek Orthodox Church, Ioannina prefecture
Stefanos C. Vavalidis	Member of the Board of Directors, European Bank for Reconstruction & Development (EBRD)
Georgios P. Zanias	Economist, Chairman of the Council of Economic Advisors
Vassilios K. Konstantakopoulos	Shipowner
Alexandra T. Papalexopoulou - Benopoulou	Member of the Board of Directors, TITAN Cement S.A.
Petros K. Sabatacakis	Economist
Maria S. Sklavenitou	Chairman of the Board of Directors, J & S Sklavenitis S.A.

Greek State representative
Alexandros N. Makridis	Chairman of the Board of Directors & Managing Director of Chryssafidis S.A.

*On 18 March 2010, Mr Avraam J. Triantafillidis was elected as a member of the Board following the resignation of Mr Alexandros G. Stavrou

Directors are elected by the shareholders at their general meeting for a term of three years and may be re-elected.  The term of the above members expires in 2013 following their election by the shareholders’ extraordinary general meeting on 14 January 2010.

Following the decision of the Bank to participate in the Hellenic Republic’s Bank Support Plan, the Greek State appointed Mr Alexandros Makridis as its representative in the Bank’s Board of Directors.

These financial statements have been approved for issue by the Bank’s Board of Directors on 27 August 2010.

Notes to the Financial Statements

Group and Bank

NOTE 2:                                 Summary of significant accounting policies

2.1 Basis of Preparation

The Condensed Consolidated and Bank Interim Financial Statements as at and for the six month period ended 30 June 2010 (the “interim financial statements”) have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. These interim financial statements include selected explanatory notes and do not include all the information required for full annual financial statements.  Therefore, the interim financial statements should be read in conjunction with the annual Consolidated and Bank financial statements as at and for the year ended 31 December 2009, which have been prepared in accordance with IFRS. When necessary, comparative figures have been adjusted to conform with changes in presentation in the current period.

The amounts are stated in Euro, rounded to the nearest thousand (unless otherwise stated).

The financial statements have been prepared under the historical cost convention, except for AFS financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts, which have been measured at fair value.

2.2    Principal accounting policies

The accounting policies applied for the preparation of these interim financial statements are consistent with those of the annual financial statements for the year ended 31 December 2009, as described in those annual financial statements.

New standards, amendments and interpretations to existing standards applied from 1 January 2010

• IFRS 3 “Business Combinations” and IAS 27 “Consolidated and Separate Financial Statements” (Amendment) (effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009). The main changes are:

•             Partial acquisitions: Non-controlling interests are measured either as their proportionate interest in the net identifiable assets (which is the original IFRS 3 requirement) or at fair value.

•             Step acquisitions: The requirement to measure at fair value every asset and liability at each step for the purposes of calculating a portion of goodwill has been removed. Instead, goodwill is measured as the difference at acquisition date between the sum of the fair value of any investment in the business held before the acquisition and the consideration transferred, and the net assets acquired.

•             Acquisition-related costs: Acquisition-related costs are generally recognised as expenses (rather than included in goodwill).

•             Contingent consideration: Contingent consideration must be recognised and measured at fair value at the acquisition date. Subsequent changes in fair value are recognised in accordance with other IFRSs, usually in the income statement (rather than by adjusting goodwill).

•             Transactions with non-controlling interests: Changes in a parent’s ownership interest in a subsidiary that do not result in the loss of control are accounted for as equity transactions.

These amendments will affect the Consolidated and Bank financial statements in relation to business combinations effected on or after 1 January 2010.

• IAS 39 “Financial Instruments: Recognition and Measurement” (Amendment “Eligible Hedged Items”) (effective for annual periods beginning on or after 1 July 2009). The amendment clarifies how the existing principles underlying hedge accounting should be applied in the designation of:

(a) a one-sided risk in a hedged item, and

(b) inflation in a financial hedged item.

The Group has applied this amendment for the annual period beginning on 1 January 2010, and it did not have any impact on the Consolidated and Bank financial statements.

• IFRIC 17 “Distributions of Non-cash Assets to Owners” (effective for annual periods beginning on or after 1 July 2009). The Interpretation clarifies that:

•             a dividend payable should be recognised when the dividend is appropriately authorised and is no longer at the discretion of the entity,

•             an entity should measure the dividend payable at the fair value of the net assets to be distributed,

•             an entity should recognise the difference between the dividend paid and the carrying amount of the net assets distributed in the income statement.

The Interpretation also requires an entity to provide additional disclosures if the net assets being held for distribution to owners meet the definition of a discontinued operation.

IFRIC 17 applies to pro rata distributions of non-cash assets except for common control transactions.

The Group has applied this Interpretation for the annual period beginning on 1 January 2010, and it did not have any impact on the Consolidated and Bank financial statements.

• IFRS 2 “Share-based Payment” (Amendment) (effective from 1 January 2010). The amendments clarify:

•             the scope of IFRS 2: An entity that receives goods or services in a share-based payment arrangement must account for those goods or services no matter which entity in the group settles the transaction, and no matter whether the transaction is settled in shares or cash.

•             the interaction of IFRS 2 and other standards: The Board clarified that in IFRS 2 a ‘group’ has the same meaning as in IAS 27 “Consolidated and Separate Financial Statements”, that is, it includes only a parent and its subsidiaries.

•             the accounting for some group and treasury share-based payment transactions: An entity must measure the goods or services it received as either an equity-settled or a cash-settled share-based payment transaction assessed from its own perspective, which may not always be the same as the amount recognised by the consolidated group.

This amendment did not have an impact on the Consolidated and Bank financial statements.

• IFRS 1 “First-time Adoption of International Financial Reporting Standards” (Amendment) (effective from 1 January 2010). The amendments address the retrospective application of IFRSs to particular situations. This amendment did not have an impact on the Consolidated and Bank financial statements.

• Improvements to IFRSs, May 2008 (Amendment to IFRS 5, effective for periods beginning on or after 1 July 2009). The Group has applied this amendment for the annual period beginning on 1

Notes to the Financial Statements

Group and Bank

January 2010, however it did not have an impact on the Consolidated and Bank financial statements.

• Improvements to IFRSs, April 2009 (effective for annual periods beginning on or after 1 July 2009, except amendments to IAS 18 that were effective for 2009). The Group has applied these amendments for the annual period beginning on 1 January 2010, (except the amendment to IAS 18 that was effective in 2009 and the amendment to IFRIC 16 that was early adopted for the annual period beginning on 1 January 2009) and they did not have a significant impact on the Consolidated and Bank financial statements.

2.3    Estimates and assumptions

In preparing these interim financial statements, the significant estimates, judgements and assumptions made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual Consolidated and Bank financial statements as at and for the year ended 31 December 2009.

NOTE 3:                                 Segment reporting

NBG Group manages its business through the following business segments:

Retail banking

Retail banking includes all individual customers, professionals, small-medium and small sized companies (companies with annual turnover of up to €2,5 million).  The Bank, through its extended network of branches, offers to its retail customers various types of deposit and investment products, as well as a wide range of traditional services and products.

Corporate & investment banking

Corporate & Investment banking includes lending to all large and medium-sized companies, shipping finance and investment banking activities.  The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

Global markets and asset management

Global markets and asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services, private equity and brokerage.

Insurance

The Group offers a wide range of insurance products through its subsidiary company, Ethniki Hellenic General Insurance Company and subsidiaries in SE Europe and Turkey.

International

The Group’s international banking activities, other than its Turkish operations, include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and taking of deposits.  In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries.

Turkish operations

The Group’s banking activities in Turkey through Finansbank and its subsidiaries, include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and taking of deposits.

Other

Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinated debt, loans to NBG personnel etc) and intersegment eliminations.

Notes to the Financial Statements

Group and Bank

Breakdown by business segment

6 month period ended 30 June 2010	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
Net interest income	743.071	290.576	245.700	29.785	243.937	518.245	3.278	2.074.592
Net fee and commission income	68.204	36.823	48.022	2.921	49.869	132.934	(6.245)	332.528
Other	(8.302)	(32.300)	(215.848)	39.829	13.892	28.034	(30.801)	(205.496)
Total operating income	802.973	295.099	77.874	72.535	307.698	679.213	(33.768)	2.201.624
Direct costs	(343.376)	(26.399)	(40.488)	(88.181)	(150.124)	(292.588)	(72.161)	(1.013.317)
Allocated costs and provisions	(550.843)	(106.745)	(10.106)	(241)	(100.036)	(81.058)	(28.431)	(877.460)
Share of profit of associates	—	—	1.327	523	554	58	(44)	2.418
Profit before tax	(91.246)	161.955	28.607	(15.364)	58.092	305.625	(134.404)	313.265
Tax expense								(148.555)
Profit for the period								164.710
Non-controlling interest								(19.132)
Profit attributable to NBG shareholders								145.578

Segment assets as at 30 June 2010
Segment assets	31.369.182	18.947.733	33.925.070	2.993.903	10.883.343	19.116.630	4.232.963	121.468.824
Tax assets								580.833
Total assets								122.049.657

Segment assets as at 31 December 2009
Segment assets	31.961.306	18.639.070	26.859.396	2.851.745	11.446.389	15.819.570	5.453.008	113.030.484
Tax assets								363.699
Total assets								113.394.183

Breakdown by business segment

6 month period ended 30 June 2009	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
Net interest income	615.378	270.624	351.253	24.834	252.450	455.998	(57.641)	1.912.896
Net fee and commission income	83.247	35.653	48.390	1.893	44.054	128.230	(150)	341.317
Other	(12.813)	(33.183)	291.265	76.861	7.502	60.882	(21.015)	369.499
Total operating income	685.812	273.094	690.908	103.588	304.006	645.110	(78.806)	2.623.712
Direct costs	(320.166)	(24.856)	(41.362)	(88.841)	(150.677)	(252.004)	(98.067)	(975.973)
Allocated costs and provisions	(396.743)	(78.480)	(8.166)	(238)	(82.493)	(116.194)	(18.605)	(700.919)
Share of profit of associates	—	—	(739)	462	371	(192)	449	351
Profit before tax	(31.097)	169.758	640.641	14.971	71.207	276.720	(195.029)	947.171
Tax expense								(218.444)
Profit for the period								728.727
Non-controlling interest								(20.691)
Profit attributable to NBG shareholders								708.036

Notes to the Financial Statements

Group and Bank

NOTE 4:                        Tax expense

	Group		Bank
	30.6.2010	30.6.2009	30.6.2010	30.6.2009

Current tax	81.242	73.089	1.378	2.084
Deferred tax	(25.247)	145.355	(37.780)	132.296
Extraordinary non-offsettable taxes in accordance with Para 3, article 10 of Law 3842/2010	52.975	—	52.975	—
Extraordinary social responsibility tax in accordance with article 5 of Law 3845/2010	39.585	—	34.956	—
Total	148.555	218.444	51.529	134.380

The nominal corporation tax rate for the Bank for the year 2010 is 24% and 25% for 2009.

In accordance with Law 3845/2010 “Measures for the implementation of the support mechanism of the Greek economy through the Eurozone Member-States and the International Monetary Fund”, an extraordinary tax was imposed on legal entities for social responsibility purposes and is calculated on the total net income for the year 2009, provided that it exceeded €100.000.

In accordance with Law 3842/2010 regarding tax issues, the receivable amount of withholding taxes which is reflected in the banks’ corporation tax returns for the year 2009 is not refunded provided that it relates to taxes withheld on bond interest income.  In this respect the Bank recognized in the income statement the amount of €53 million and reserved its legal rights on this issue.

NOTE 5:                        Earnings per share

	Group			Bank
	From 1.1 to			From 1.1 to
	30.6.2010	30.6.2009	31.12.2009	30.6.2010	30.6.2009	31.12.2009

Net profit/(loss) attributable to NBG equity shareholders	145.578	708.036	922.568	(307.453)	393.929	224.985
Less: dividends on preference shares and preferred securities	(91.871)	(114.978)	(87.038)	(70.858)	(46.028)	(42.192)
Net profit/(loss) attributable to NBG ordinary shareholders excluding gain on redemption of preferred securities	53.707	593.058	835.530	(378.311)	347.901	182.793
Add: Gain on redemption of preferred securities, net of tax	19.511	122.827	305.481	—	—	—
Net profit/(loss) attributable to NBG ordinary shareholders including gain on redemption of preferred securities	73.218	715.885	1.141.011	(378.311)	347.901	182.793

Weighted average number of ordinary shares outstanding for basic and diluted EPS as adjusted	606.773.224	532.979.708	564.034.936	607.041.577	532.979.708	564.082.549
Earnings / (losses) per share — Basic and diluted excluding gain on redemption of preferred securities	€0,09	€1,11	€1,48	€(0,62)	€0,65	€0,32
Earnings / (losses) per share — Basic and diluted including gain on redemption of preferred securities	€0,12	€1,34	€2,02	€(0,62)	€0,65	€0,32

As at 30 June 2010, the number of potential dilutive ordinary shares is NIL due to the fact that for the 6-month period ended 30 June 2010, the exercise price of the share options outstanding was lower than the average market price of the Bank’s shares.

Notes to the Financial Statements

Group and Bank

NOTE 6:                        Loans and advances to customers (net)

	Group		Bank
	30.6.2010	31.12.2009	30.6.2010	31.12.2009

Mortgages	25.389.507	24.481.873	20.980.170	20.664.268
Consumer loans	8.004.705	7.866.984	5.330.518	5.357.600
Credit cards	4.939.305	4.424.302	1.929.985	1.950.075
Small business lending	6.661.995	6.818.294	4.279.460	4.510.276
Retail lending	44.995.512	43.591.453	32.520.133	32.482.219
Corporate and Public sector lending	36.127.566	33.620.263	28.043.715	27.088.877
Total	81.123.078	77.211.716	60.563.848	59.571.096
Less: Allowance for impairment on loans and advances to customers	(3.064.477)	(2.459.171)	(1.807.465)	(1.441.398)
Total	78.058.601	74.752.545	58.756.383	58.129.698

Included in the Group’s loans and advances to customers are mortgage loans and corporate loans designated at fair value through profit or loss amounting to €759.694 (2009: €851.440). The Bank has no loans and advances to customers designated at fair value through profit or loss.

Corporate and Public sector lending for the Bank and the Group includes a loan to the Greek state with carrying amount of €5.991 million (2009: €5.620 million). The agreement with the Greek state relating to this loan also includes an embedded derivative that has been bifurcated and accounted for as a separate derivative.

Covered bonds

On 18 March 2010, the Bank issued the 4th series of covered bonds of €1,5 billion, with a maturity of eight years (with an additional ten-year extension option) secured by residential mortgage loans. The bonds pay interest quarterly at the ECB’s refinancing rate plus a margin of 190 bps. The issue forms part of the Bank’s existing €10 billion covered bonds program.

On 11 May 2010, the Bank issued the 5th series of covered bonds of €1 billion, with a maturity of ten years (with an additional ten-year extension option), secured by residential mortgage loans bearing interest at the ECB’s refinancing rate plus a margin of 250 bps paid on a quarterly basis. The issue forms part of the Bank’s existing €10 billion covered bonds program.

On 21 June 2010 the Bank established its second covered bond program (“€15bn Covered Bond Program II of National Bank of Greece S.A.”) under which on 24 June 2010 the Bank issued three Series of €1 billion each, secured by residential mortgage loans. The first Series has a 5 year maturity (with an additional ten-year extension option) and bears interest at the ECB’s refinancing rate plus a margin of 170 bps paid on a quarterly basis. The second Series has a 7 year maturity (with an additional ten-year extension option) and bears interest at the ECB’s refinancing rate plus a margin of 200 bps paid on a quarterly basis. The third Series has a 9 year maturity (with an additional ten-year extension option) and bears interest at the ECB’s refinancing rate plus a margin of 230 bps paid on a quarterly basis.

The above issues are not presented within “Debt securities in issue” since these securities are held by the Bank.

Information regarding covered bonds and securitizations can be found at the Bank’s site (www.nbg.gr) under “Investor Relations\Debt Investors”.

NOTE 7:                        Goodwill, software and other intangibles assets

The Group’s increase in the net book value of goodwill, software and other intangible assets is mainly due to the foreign exchange differences arising from the translation of Finansbank and Vojvodjanska Bank goodwill which amounted to €164.858.

The Group’s additions to goodwill, software and other intangible assets during the period ended 30 June 2010, amounted to €39.588, whereas the net disposals and write offs amounted to €290.

The Bank’s additions to software and other intangible assets during the period ended 30 June 2010, amounted to €19.976.

Notes to the Financial Statements

Group and Bank

NOTE 8:                        Property & equipment and investment property

The Group’s additions to property and equipment during the period ended 30 June 2010, amounted to €72.644, whereas net disposals and write offs amounted to €(6.308).

The net additions to investment property during the period amounted to €10.560.

The Bank’s additions to property and equipment during the period ended 30 June 2010, amounted to €26.700, whereas net disposals were €(568).

NOTE 9:                        Non-current assets held for sale

In 2010, the Greek Government announced its intention to include Larco S.A. in its privatisation programme.  The Bank decided to cooperate with the Government and dispose of its 33,36% share in Larco S.A. through this procedure.  In this respect the Group re-classified this asset from investment in associates to non-current assets held for sale.

NOTE 10:                 Due to customers

	Group		Bank
	30.6.2010	31.12.2009	30.6.2010	31.12.2009
Deposits:
Individuals	53.999.697	57.475.205	44.185.197	48.645.379
Corporates	10.340.462	10.708.155	5.642.868	6.959.655
Government and agencies	3.726.745	2.284.655	3.485.110	2.041.498
Total deposits	68.066.904	70.468.015	53.313.175	57.646.532
Securities sold to customers under agreements to repurchase	29.125	23.542	62.368	41.569
Other	606.363	702.914	418.604	393.066
Total	68.702.392	71.194.471	53.794.147	58.081.167

Included in due to customers are deposits, which contain one or more embedded derivatives. The Group has designated these deposits as financial liabilities at fair value through profit or loss. These deposits amount to €1.338.786 for the Group and the Bank (2009: €808.669 for the Group and €833.258 for the Bank).

NOTE 11:                 Hellenic Republic’s Bank Support Plan

During 2010 the Bank participated in the second and third pillars of Law 3723/2008 “Hellenic Republic’s Bank Support Plan” as follows:

Under the government-guaranteed borrowings facility (pillar II) the Bank issued the following three notes:

On 26 April 2010 the Bank issued €2.500 million Floating Rate Notes, bearing interest at a rate of three-month EURIBOR plus 250 bps paid on an annual basis due April 2013.

On 4 May 2010 the Bank issued €1.345 million and €655 million Floating Rate Notes, bearing interest at a rate of three-month EURIBOR plus 500 bps paid on an annual basis due May 2013. From the above issue of €1.345 million, the amount of €907 million is held by third parties and is included in the Group’s and the Bank’s debt securities in issue.

On 28 June, 2010 the Bank issued €4.265,6 million Floating Rate Notes, bearing interest at a rate of three-month Euribor plus 500 bps paid on an annual basis due June 2013.

Other than the €907 million held by third parties, the remaining notes described above are held by the Bank and therefore, are not presented as liabilities on the Group’s and the Bank’s Statement of financial position.

In addition to the above, on 12 April 2010, the Bank, under the Greek government bonds lending facility (pillar III) obtained from Public Debt Management Agency, special Greek government bonds of €787 million collateralized with customer loans. These bonds can only be used as collateral for financing and therefore are reflected in off balance sheet items.

Notes to the Financial Statements

Group and Bank

NOTE 12:         Contingent liabilities and commitments

a. Legal proceedings

The Group is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position of the Group.  However, at 30 June 2010 the Group and the Bank have provided for cases under litigation the amounts of €51,6 million and €29,2 million respectively.

b. Pending tax audits

The tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final. Additional taxes and penalties may be imposed as a result of such tax audits; although the amount cannot be determined at present, it is not expected to have a material effect on the Group’s net assets.  The Bank has been tax audited up to and including the year 2008. For the subsidiaries and associates regarding unaudited tax years refer to Note 19.

c. Credit commitments

In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract. Commercial letters of credit ensure payment by a bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. All of these arrangements are related to the normal lending activities of the Group. The Group’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual notional amount of those instruments. The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

	Group		Bank
	30.6.2010	31.12.2009	30.6.2010	31.12.2009

Commitments to extend credit*	19.009.535	19.641.495	12.491.623	14.489.611
Standby letters of credit and financial guarantees written	6.732.165	6.369.777	3.847.445	3.943.383
Commercial letters of credit	605.146	452.273	170.249	135.189
Total	26.346.846	26.463.545	16.509.317	18.568.183

* Commitments to extend credit at 30 June 2010 include amounts of €1.035 million for the Group (2009: €1.597 million) and €357 million for the Bank (2009: €396 million), which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are included in the Risk Weighted Assets calculation under regulatory rules currently in force.

d. Assets pledged

Assets pledged comprise of trading, AFS debt securities, held to maturity securities and loans and receivables collateralized with the ECB, other central banks and organized exchanges.  Assets are pledged with the Bank of Greece for the purposes of transactions through TARGET and with the derivatives clearing house (ETESEP). The pledged amounts mainly relate to pledges of sovereign securities with the ECB for funding purposes of €11.076 million, bonds covered with mortgage loans amounting to €7.403 million, notes backed with consumer loans and credit cards amounting to €1.500 million, floating rate notes under the government guaranteed borrowing facility provided by Law 3723/2008 (pillar II) of €3.847 million, special Greek government bonds of €787 million collateralized with shipping and mortgage loans obtained from Public Debt Management Agency under the provisions of Law 3723/2008 (pillar III) and other client receivables amounting to €4.007 million.

	Group		Bank
	30.6.2010	31.12.2009	30.6.2010	31.12.2009
Assets pledged as collateral	28.932.827	16.688.178	27.518.227	16.536.273

e. Voluntary Retirement Schemes

On 25 November 2008, the Bank’s wholly owned subsidiary Ethniki Insurance announced a voluntary retirement scheme whereby employees fulfilling certain criteria have the opportunity to leave service receiving additional benefits to those provided by law, up to 31 December 2010.  A total of 250 employees have subscribed to the scheme to date (not including those who had initially subscribed and subsequently withdrew their interest), all of which had either already left or had been approved to leave by 30 June 2010.

f. Operating lease commitments

	Group		Bank
	30.6.2010	31.12.2009	30.6.2010	31.12.2009
No later than 1 year	77.020	75.977	89.170	90.769
Later than 1 year and no later than 5 years	245.844	241.884	341.324	358.819
Later than 5 years	133.972	128.240	1.096.007	1.484.550
Total	456.836	446.101	1.526.501	1.934.138

The major part of operating lease commitments of the Bank relates to the operating lease rentals to NBG Pangaea Reic, a newly established real estate investment company of the Group.

Notes to the Financial Statements

Group and Bank

NOTE 13:         Share capital, share premium and treasury shares

Share Capital — Ordinary Shares

The total number of ordinary shares as at 30 June 2010 and 31 December 2009 was 607.041.577 with a nominal value of €5 per share.

Share Capital — Preference Shares

On 6 June 2008, the Bank issued 25.000.000 non-cumulative, non-voting, redeemable preference shares, of a nominal value of €0,30 each. The shares were offered at a price of USD 25 per preference share in the form of American Depositary Shares in the United States and are evidenced by American Depositary Receipts and listed on the New York Stock Exchange. The annual dividend is set to USD 2,25 per preference share.

Following the Extraordinary General Meeting of the Bank’s Shareholders held on 22 January 2009, the Bank issued on 21 May 2009, 70.000.000 Redeemable Preference Shares at a nominal value of €5 each with the cancellation of the pre-emptive rights of the existing shareholders in favour of the Greek State, in accordance with the Law 3723/2008.

In accordance with Law 3844/2010, the preference shares are not mandatorily redeemable. However, if not redeemed after five years following their issuance, the coupon rate (i.e. 10%) is increased by 2% per annum cumulatively.

Share premium

Following the share capital increase in 2009 the share premium as at 30 June 2010 and 31 December 2009 amounted to €3.335.881.

Treasury shares

Following the restrictions of Law 3723/2008 regarding the Hellenic Republic’s Liquidity Support Plan, the Bank possesses no treasury shares.  At a Group level, the treasury shares transactions are conducted by National Securities S.A.  At 30 June 2010, the treasury shares transactions are summarized as follows:

	Group		Bank
	No of shares	€’000s	No of shares	€’000s
At 1 January 2009	6.456.504	145.277	6.456.504	145.277
Purchases	11.505.151	228.466	—	—
Sales	(17.624.305)	(363.117)	(6.456.504)	(145.277)
At 31 December 2009	337.350	10.626	—	—

Purchases	8.128.681	104.252	—	—
Sales	(8.248.340)	(112.896)	—	—
At 30 June 2010	217.691	1.982	—	—

NOTE 14:         Tax effects relating to other comprehensive income components

	6 month period ended			6 month period ended
	30.6.2010			30.6.2009
Group	Gross	Tax	Net	Gross	Tax	Net

Unrealized gains / (losses) for the period	(1.286.913)	275.332	(1.011.581)	366.114	(100.875)	265.239
Less: Reclassification adjustments included in Income statement	57.831	(15.847)	41.984	(137.921)	30.235	(107.686)
Available for sale securities	(1.229.082)	259.485	(969.597)	228.193	(70.640)	157.553

Currency translation differences	419.347	—	419.347	8.055	—	8.055

Net investment hedge	(184.222)	39.186	(145.036)	(62.195)	15.549	(46.646)
Other comprehensive income / (expense) for the period	(993.957)	298.671	(695.286)	174.053	(55.091)	118.962

	6 month period ended			6 month period ended
	30.6.2010			30.6.2009
Bank	Gross	Tax	Net	Gross	Tax	Net

Unrealized gains / (losses) for the period	(1.110.454)	266.637	(843.817)	243.951	(60.587)	183.364
Less: Reclassification adjustments for included in Income statement	101.825	(24.438)	77.387	(47.903)	11.976	(35.927)
Available for sale securities	(1.008.629)	242.199	(766.430)	196.048	(48.611)	147.437

Currency translation differences	346	—	346	98	—	98
Other comprehensive income / (expense) for the period	(1.008.283)	242.199	(766.084)	196.146	(48.611)	147.535

The movement of €969.597 in the available for sale reserve in the 6 month period ended 30 June 2010 for the Group, includes €898.264 relating to debt securities and €71.333 relating to equity securities.

Notes to the Financial Statements

Group and Bank

The movement of €766.430 in the available for sale reserve in the 6 month period ended 30 June 2010 for the Bank, includes €719.326 relating to debt securities and €47.104 relating to equity securities.

The majority of these unrealised losses pertain to changes in market rates on certain debt positions on Greek Government Bonds and other debt securities. No impairment has been recognised for these positions given Management’s belief that the issuers’ payment obligations associated with these positions will be met on time and the full amount will be recovered.

NOTE 15:         Dividends

In accordance with Law 3723/2008 regarding the Hellenic Republic’s Bank Support Plan, banks participating in the plan are allowed to distribute dividends of up to 35% of distributable profits, in accordance with article 3, par. 1 of Law 148/1967. The Greek State representative in the Board of Directors of the participating banks has a veto right in any decision that relates to dividend distribution.

Moreover, pursuant to Law 3723/2008, article 28 of Law 3756/2009 and article 39 of Law 3844/2010, banks participating in the plan are allowed to distribute dividends to ordinary shareholders only in the form of shares.  However, these cannot be treasury shares. The legislation explicitly excludes from the dividend restriction preference shares, such as those issued by the Bank.

On 21 May 2010, the annual Ordinary General Meeting of the Bank’s Shareholders, approved the following:

a)                                      The distribution of dividends to the holders of our non-cumulative, non-voting, redeemable preference shares of €42,2 million (USD 56,25 million) after withholding taxes, pursuant to their terms.

b)                                     The payment to the Greek State the amount of €35 million regarding the 70.000.000 Redeemable Preference Shares, of which €21,6 million relates to year 2009 while €13,4 million relates to period up to May 2010.

c)                                      No dividends were declared to the ordinary shareholders, following the participation of the Bank in the Hellenic Republic’s Bank Support Plan.

NOTE 16:         Related party transactions

The nature of the related party relationships for those related parties with whom the Group entered into significant transactions or had significant balances outstanding at 30 June 2010 and 31 December 2009 are presented below. Transactions were entered into with related parties during the course of business at market rates.

a. Transactions with members of the Board of Directors and management

The Group and the Bank entered into banking transactions with members of the Board of Directors, the General Managers and the Assistant General Managers of the Bank and the members of the Board of Directors and key management of the other Group companies, as well as with the close members of family and entities controlled or jointly controlled by those persons, in the normal course of business. The list of the members of the Board of Directors of the Bank is shown under Note 1, “General Information”.

As at 30 June 2010, loans, deposits and letters of guarantee, at Group level, amounted to €232,8 million, €31,9 million and €13,9 million respectively (31 December 2009: €14,7 million, €64,4 million and €10,6 million respectively), whereas the corresponding figures at Bank level amounted to €230,9 million, €23,2 million and €13,9 million respectively (31 December 2009: €13,1 million, €38,7 million and NIL respectively).

Total compensation to related parties amounted to €8,7 million (30 June 2009: €5,4 million) for the Group and to €3,2 million (30 June 2009: €3,7 million) for the Bank, mainly relating to short-term benefits.

b. Transactions with subsidiaries associates and joint ventures

Transactions and balances between the Bank, its subsidiaries, associates and joint ventures are set out in the table below. At a Group level, only transactions with associates and joint ventures are included, as transactions and balances with subsidiaries are eliminated on consolidation.

	Group		Bank
	30.6.2010	31.12.2009	30.6.2010	31.12.2009

Loans and advances to customers	8.258	5.633	7.930.135	6.657.477
Due to customers	11.134	11.159	2.981.825	2.390.801
Letters of guarantee, contingent liabilities and other off balance sheet accounts	12.069	1.416	1.937.309	229.178

	6 month period ended		6 month period ended
	30.6.2010	30.6.2009	30.6.2010	30.6.2009

Interest and commission income	1.063	1.895	76.514	111.388
Interest and commission expense	7.558	4.248	104.130	110.303

Notes to the Financial Statements

Group and Bank

c. Transactions with other related parties

The total receivables of the Bank from the employee benefits related funds of the Bank’s personnel as at 30 June 2010, amounted to €243,5 million (2009: €197,8 million).

NOTE 17:         Acquisitions, disposals & other capital transactions

Acquisitions

On 18 January 2010, the Bank acquired 53.846 new ordinary registered shares of AKTOR FM with a nominal value of €3,00 each, paying in cash the amount of €162.  The Bank owns 35% of the share capital, while it has veto rights on decisions relating to certain operating areas of AKTOR FM.  AKTOR FM is active in the area of property maintenance and management.

On 19 January 2010, the Bank acquired 24.810 convertible non-transferable non-voting cumulative preference shares of Altec Integration S.A., with a nominal value of €100 each and acquisition cost of €2.481.

Other transactions

On 18 February 2010, the 2nd Repeat General Meeting of the Bank’s shareholders approved assignment to the Board of Directors of the right to issue bonds convertible to shares, as per the provisions of articles 3a and 13 of the Companies Act and article 5 of the Bank’s Articles of Association, for a period of five years, up to an amount corresponding to 50% of the paid-up share capital of the Bank as at the time of the assignment of the said right, i.e. €1.696 million. The Meeting leaves it to the Board to decide the particular terms and details of such issuance, as well as the procedure by which the bonds will be converted to shares.

On 25 June 2010, the General Meeting of the Audatex Hellas S.A. shareholders decided the dissolution and the liquidation of the company.

NOTE 18:         Capital adequacy and Credit ratings

From 1 January 2008 onwards the capital adequacy ratios are calculated in accordance with the Basel II provisions.  The Group and the Bank ratios for capital adequacy purposes as at 30 June 2010, are well above the minimum required by the Bank of Greece as stipulated in the Governor’s Act.

Capital adequacy (amounts in € million)

	Group		Bank
	30.6.2010	31.12.2009	30.6.2010	31.12.2009
Capital:
Upper Tier I capital	9.101	8.996	7.499	8.065
Lower Tier I capital	1.227	1.257	740	740
Deductions	(2.861)	(2.663)	(408)	(387)
Tier I capital	7.467	7.590	7.831	8.418
Upper Tier II capital	(26)	(26)	505	503
Lower Tier II capital	125	102	125	102
Deductions	(99)	(76)	(630)	(605)
Total capital	7.467	7.590	7.831	8.418

Total risk weighted assets	71.033	67.407	52.961	51.339

Ratios:
Tier I	10,5%	11,3%	14,8%	16,4%
Total	10,5%	11,3%	14,8%	16,4%

Credit ratings

The following table presents the credit ratings that have been assigned to the Bank by Moody’s Investors Service Limited (referred to below as ‘‘Moody’s’’), Standard and Poor’s Rating Services (referred to below as ‘Standard and Poor’s’’), Fitch Ratings Ltd. (referred to below as ‘‘Fitch’’). All credit ratings have been recently affirmed and/or updated.

Rating Agency	Long term	Short term	Financial strength/ individual	Outlook
Moody’s	Ba1	NP	D+	Stable
Standard & Poor’s	BB+	B	—	Negative
Fitch	BBB-	F3	D	Negative

Notes to the Financial Statements

Group and Bank

NOTE 19:      Group Companies

		Tax years	Group %		Bank %
Subsidiaries	Country	unaudited	30.6.2010	31.12.2009	30.6.2010	31.12.2009

National Securities S.A. (1)	Greece	2009	100,00%	100,00%	100,00%	100,00%
Ethniki Kefalaiou S.A.	Greece	2009	100,00%	100,00%	100,00%	100,00%
NBG Asset Management Mutual Funds S.A.	Greece	2005-2009	100,00%	100,00%	81,00%	81,00%
Ethniki Leasing S.A.	Greece	2006-2009	100,00%	100,00%	93,33%	93,33%
NBG Property Services S.A.	Greece	2007-2009	100,00%	100,00%	100,00%	100,00%
Pronomiouhos S.A. Genikon Apothikon Hellados	Greece	2007-2009	100,00%	100,00%	100,00%	100,00%
NBG Bancassurance S.A.	Greece	2007-2009	100,00%	100,00%	99,70%	99,70%
Innovative Ventures S.A. (I-Ven)	Greece	2005-2009	100,00%	100,00%	—	—
Ethniki Hellenic General Insurance S.A.	Greece	2006-2009	100,00%	100,00%	100,00%	100,00%
Audatex Hellas S.A.	Greece	2008-2009	70,00%	70,00%	—	—
National Insurance Brokerage S.A.	Greece	2008-2009	95,00%	95,00%	—	—
ASTIR Palace Vouliagmenis S.A.	Greece	2006-2009	85,35%	85,35%	85,35%	85,35%
Grand Hotel Summer Palace S.A.	Greece	2007-2009	100,00%	100,00%	100,00%	100,00%
NBG Training Center S.A.	Greece	2007-2009	100,00%	100,00%	100,00%	100,00%
Ethnodata S.A.	Greece	2005-2009	100,00%	100,00%	100,00%	100,00%
KADMOS S.A.	Greece	2007-2009	100,00%	100,00%	100,00%	100,00%
DIONYSOS S.A.	Greece	2007-2009	99,91%	99,91%	99,91%	99,91%
EKTENEPOL Construction Company S.A.	Greece	2009	100,00%	100,00%	100,00%	100,00%
Mortgage, Touristic PROTYPOS S.A.	Greece	2007-2009	100,00%	100,00%	100,00%	100,00%
Hellenic Touristic Constructions S.A.	Greece	2007-2009	77,76%	77,76%	77,76%	77,76%
Ethnoplan S.A.	Greece	2007-2009	100,00%	100,00%	—	—
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	2007-2009	100,00%	100,00%	100,00%	100,00%
Ethniki Factors S.A.	Greece	2009	100,00%	100,00%	100,00%	100,00%
NBG Pangaea Reic	Greece	—	100,00%	100,00%	100,00%	100,00%
Finansbank A.S.(*)	Turkey	2005-2009	99,79%	99,79%	82,22%	82,22%
Finans Finansal Kiralama A.S. (Finans Leasing) (*)	Turkey	2005-2009	61,68%	61,68%	2,55%	2,55%
Finans Yatirim Menkul Degerler A.S. (Finans Invest) (*)	Turkey	2005-2009	99,70%	99,70%	0,20%	0,20%
Finans Portfoy Yonetimi A.S. (Finans Portfolio Management) (*)	Turkey	2005-2009	99,70%	99,70%	0,01%	0,01%
Finans Yatirim Ortakligi A.S. (Finans Investment Trust) (*)	Turkey	2005-2009	86,15%	86,15%	5,30%	5,30%
IBTech Uluslararasi Bilisim Ve Iletisim Teknolojileri A.S. (IB Tech) (*)	Turkey	2005-2009	99,70%	99,64%	—	—
Finans Emeklilik ve Hayat A.S. (Finans Pension) (*)	Turkey	2007-2009	99,79%	99,79%	—	—
Finans Tuketici Finansmani A.S.(Finans Consumer Funding) (*)	Turkey	2009	99,79%	99,79%	—	—
Finans Faktoring Hizmetleri A.S. (Finans Factoring)(*)	Turkey	2009	99,79%	99,79%	—	—
NBG Malta Holdings Ltd	Malta	2006-2009	100,00%	100,00%	—	—
NBG Bank Malta Ltd	Malta	2005-2009	100,00%	100,00%	—	—
United Bulgarian Bank A.D. - Sofia (UBB)	Bulgaria	2005-2009	99,91%	99,91%	99,91%	99,91%
UBB Asset Management Inc.	Bulgaria	2004-2009	99,92%	99,92%	—	—
UBB Insurance Broker A.D.	Bulgaria	2007-2009	99,93%	99,93%	—	—
UBB Factoring E.O.O.D.	Bulgaria	2009	99,91%	99,91%	—	—
Interlease E.A.D., Sofia	Bulgaria	2004-2009	100,00%	100,00%	100,00%	100,00%
Interlease Auto E.A.D.	Bulgaria	2008-2009	100,00%	100,00%	—	—
ETEBA Bulgaria A.D., Sofia	Bulgaria	—	100,00%	100,00%	92,00%	92,00%
NBG Securities Romania S.A.	Romania	2000-2009	100,00%	100,00%	100,00%	100,00%
Banca Romaneasca S.A. (*)	Romania	2006-2009	99,28%	99,28%	99,28%	99,28%
NBG Leasing IFN S.A.	Romania	2007-2009	100,00%	100,00%	100,00%	100,00%
S.C. Garanta Asigurari S.A.	Romania	2003-2009	94,96%	94,96%	—	—
Vojvodjanska Banka a.d. Novi Sad (2)	Serbia	2005-2009	100,00%	100,00%	100,00%	100,00%
NBG Leasing d.o.o. Belgrade	Serbia	2004-2009	100,00%	100,00%	100,00%	100,00%
NBG Services d.o.o. Belgrade	Serbia	2009	100,00%	100,00%	—	—
Stopanska Banka A.D.-Skopje (*)	F.Y.R.O.M.	2005-2009	94,64%	94,64%	94,64%	94,64%
NBG Greek Fund Ltd	Cyprus	2004-2009	100,00%	100,00%	100,00%	100,00%
National Bank of Greece (Cyprus) Ltd	Cyprus	2006-2009	100,00%	100,00%	100,00%	100,00%
National Securities Co (Cyprus) Ltd	Cyprus	—	100,00%	100,00%	—	—
NBG Management Services Ltd	Cyprus	2003-2009	100,00%	100,00%	100,00%	100,00%
Ethniki Insurance (Cyprus) Ltd	Cyprus	2003-2009	100,00%	100,00%	—	—
Ethniki General Insurance (Cyprus) Ltd	Cyprus	2005-2009	100,00%	100,00%	—	—
The South African Bank of Athens Ltd (S.A.B.A.)	S. Africa	2009	99,67%	99,67%	94,32%	94,32%
NBG Asset Management Luxemburg S.A.	Luxembourg	—	100,00%	100,00%	94,67%	94,67%
NBG International Ltd	U.K.	2004-2009	100,00%	100,00%	100,00%	100,00%
NBGI Private Equity Ltd	U.K.	2004-2009	100,00%	100,00%	—	—
NBG Finance Plc	U.K.	2004-2009	100,00%	100,00%	100,00%	100,00%
NBG Finance (Dollar) Plc	U.K.	2008-2009	100,00%	100,00%	100,00%	100,00%
NBG Finance (Sterling) Plc	U.K.	2008-2009	100,00%	100,00%	100,00%	100,00%
NBG Funding Ltd	U.K.	—	100,00%	100,00%	100,00%	100,00%
NBGI Private Equity Funds	U.K.	2004-2009	100,00%	100,00%	—	—
Eterika Plc (Special Purpose Entity)	U.K.	2009	—	—	—	—
Revolver APC Limited (Special Purpose Entity)	U.K.	2009	—	—	—	—
Revolver 2008-1 Plc (Special Purpose Entity)	U.K.	2009	—	—	—	—
Titlos Plc (Special Purpose Entity)	U.K.	2009	—	—	—	—
NBGI Private Equity S.A.S.	France	2008-2009	100,00%	100,00%	—	—
NBG International Inc. (NY)	U.S.A.	2000-2009	100,00%	100,00%	—	—
NBG International Holdings B.V.	The Netherlands	2009	100,00%	100,00%	100,00%	100,00%
CPT Investments Ltd	Cayman Islands	—	50,10%	50,10%	50,10%	50,10%

(*)  % of participation includes the effect of put and call option agreements

(1) On 20 May 2010, National P&K Securities S.A. was renamed to National Securities S.A.

(2) National Bank of Greece a.d. Beograd which was merged with Vojvodjanska Banka a.d. Novi Sad has been tax audited up to 2000.

Notes to the Financial Statements

Group and Bank

The Group’s and Bank’s associates are as follows:

		Tax years	Group		Bank
	Country	unaudited	30.6.2010	31.12.2009	30.6.2010	31.12.2009

Social Securities Funds Management S.A.	Greece	2007-2009	20,00%	20,00%	20,00%	20,00%
Larco S.A.	Greece	2002-2009	33,36%	33,36%	33,36%	33,36%
Eviop Tempo S.A.	Greece	2004-2009	21,21%	21,21%	21,21%	21,21%
Teiresias S.A.	Greece	2008-2009	39,34%	39,34%	39,34%	39,34%
Pella S.A.	Greece	2003-2009	20,89%	20,89%	20,89%	20,89%
Planet S.A.	Greece	2008-2009	31,18%	31,18%	31,18%	31,18%
Europa Insurance Co. S.A.	Greece	2005-2009	20,00%	22,01%	—	—
Pyrrichos Real Estate S.A.	Greece	—	21,83%	21,83%	21,83%	21,83%
Aktor Facility Management S.A	Greece	2007-2009	35,00%	—	35,00%	—
Bantas A.S.(Cash transfers and Security Services)	Turkey	2009	33,26%	33,26%	—	—
UBB Chartis Insurance Company A.D.	Bulgaria	2007-2009	59,97%	59,97%	—	—
UBB AIG Life Insurance Company	Bulgaria	2006-2009	59,97%	59,97%	—	—
Drujestvo za Kasova Deinost A.D. (Cash Service Company)	Bulgaria	2008-2009	19,98%	19,98%	—	—

NOTE 20:      Events after the reporting period

Covered bonds

On 30 July 2010, the Bank, in the context of its existing second €15 billion Covered Bond Program, which was established on 21 June 2010, has issued additional tranches for each of its existing first three series, tapping each series with an additional €500 million.  The combined size of the additional issuance is €1,5 billion.  The bonds issued under the program are secured by a pool of residential mortgage loans in euro and foreign currency, originated by the Bank. The series have a maturity of five, seven and nine years and a coupon rate based on ECB plus a margin of 170, 200 and 230 basis points respectively.

Lower Tier II 10-year note sale totaling €450 million

On 23 July 2010, the Bank completed the sale through a private placement, of a Lower Tier II note, totaling €450 million.

The note was issued on 3 August 2010 by the Bank’s UK-based subsidiary NBG Finance Plc, under NBG guarantee, and has been listed for trading on the Luxembourg Stock Exchange. The note has a 10-year maturity, with right to early redemption by the issuer on the completion of 5 years and at each subsequent interest payment date. The annual interest rate for the first 5 years is set at 7,0%. If the right to early redemption is not exercised, the annual interest rate for the second 5-year period increases to 9,5%.  This issue enhances NBG’s regulatory capital by €450 million.

Other

On 13 August 2010, the Bank increased its shareholding in Finans Finansal Kiralama A.S. (Finans Leasing), a listed company in Istanbul Stock Exchange, through a public offer.  The Bank acquired 27,3% of the share capital for €42 million (TL 81,7 million).

On 17 August 2010, the Bank increased its shareholding in Stopanska Banka AD — Skopje by 21,6% acquiring the related shareholdings from European Bank for Reconstruction and Development (EBRD) and from International Finance Corporation (IFC) possessing 10,8% shareholding each, through put and call arrangements.  The total consideration paid amounted to €35,1 million.

Notes to the Financial Statements

Group and Bank

NOTE 21:      Foreign exchange rates

		Fixing	Average	Average
FROM	TO	30.6.2010	1.1 - 30.6.2010	1.1 - 30.6.2009

ALL	EUR	0,00733	0,00738	0,00786
BGN	EUR	0,5113	0,5113	0,5113
EGP	EUR	0,14252	0,13725	0,1352
GBP	EUR	1,22332	1,14909	1,1184
MKD	EUR	0,01625	0,01638	0,01636
RON	EUR	0,22883	0,24183	0,23735
TL	EUR	0,51546	0,49484	0,46567
USD	EUR	0,81493	0,75404	0,75011
RSD	EUR	0,00958	0,01006	0,0107
ZAR	EUR	0,1066	0,10039	0,08207

NOTE 22:      Reclassifications

Reclassifications of financial assets

Group

In 2010 NBG Group reclassified €6.767,1 million AFS bonds and €16,1 million trading bonds as loans and receivables. At the date of reclassification, the reclassified bonds were not quoted in an active market and the Group has the intention and ability to hold them for the foreseeable future or until maturity.

Furthermore, due to the current crisis in the bond markets, the Group reclassified trading bonds amounting to €1.340,9 million to AFS and €290,8 million to held to maturity.

The carrying amount and the fair value of the reclassified bonds on 30 June 2010 was €8.302,9 million and €7.482,3 million respectively.

With respect to the reclassified bonds, during the period ended 30 June 2010, fair value loss of €(99,1) million was recognized in the income statement (2009: gain €7,3 million), while loss of €(524,5) million (2009: gain €200,4 million) was recognized in other comprehensive income net of tax. With respect to reclassified bonds, €229,1 million interest income was recognized during the period ended 30 June 2010.

Had these bonds not been reclassified, net trading income for period ended 30 June 2010 would have been lower by €192,2 million (€168,4 million net of tax), and the AFS securities reserve, net of tax, would have been lower by €410,9 million.

The weighted average effective interest rate of the reclassified bonds at the date of reclassification was 4,99%. The cash flows expected to be recovered from the reclassified bonds at the date of reclassification amount to €14.009,7 million.

Finally, in 2010, the Group reclassified €1.912,6 million bonds from AFS into held to maturity because it now intends to hold these bonds until maturity.

In 2008 the Group reclassified certain AFS and trading securities as loans and receivables, and certain trading securities to the available- for-sale and held to maturity categories. On 30 June 2010, the carrying amount and the fair value of the securities reclassified in 2008 and have not matured, been sold or reclassified again subsequently is €716,8 million and €665,3 million respectively. During the period ended 30 June 2010 €8,3 million interest income, €0,3 million dividend income and €0,4 million impairment loss were recognized. Had these securities not been reclassified, net trading income for the period ended 30 June 2010 would have been lower by €12,8 million (€9,8 million net of tax), and the the AFS securities reserve, net of tax, would have been lower by €4,3 million.

Bank

In 2010 the Bank reclassified €5.403,2 million AFS bonds and €11,3 million trading bonds as loans and receivables. At the date of reclassification, the reclassified bonds were not quoted in an active market and the Bank has the intention and ability to hold them for the foreseeable future or until maturity.

Furthermore, due to the current crisis in the bond markets, the Bank reclassified trading bonds amounting to €1.050,7 million to AFS and €8,8 million to held to maturity.

The carrying amount and the fair value of the reclassified bonds on 30 June 2010 was €6.354,1 million and €5.792,4 million respectively.

With respect to the reclassified bonds, during the period ended 30 June 2010, fair value loss of €(98,4) million (2009: loss €(2,0) million) was recognized in the income statement and loss of €(427,3) million (2009: gain €166,6 million) was recognized in other comprehensive income net of tax. With respect to reclassified bonds, €179,8 million interest income was recognized during the period ended 30 June 2010.

Had these bonds not been reclassified, net trading income for period ended 30 June 2010 would have been lower by €94,0 million (€71,5 million net of tax), and the AFS securities reserve, net of tax, would have been lower by €304,1 million.

The weighted average effective interest rate of the reclassified bonds at the date of reclassification was 4,91%. The cash flows expected to be recovered from the reclassified bonds at the date of reclassification amount to €10.925,6 million.

Notes to the Financial Statements

Group and Bank

Finally, in 2010, the Bank reclassified €271,1 million bonds from AFS into held to maturity because it now intends to hold these bonds until maturity.

In 2008, the Bank reclassified certain trading securities into loans and receivables or AFS. On 30 June 2010, the carrying amount and the fair value of the securities reclassified in 2008 and have not matured, been sold or reclassified again subsequently is €237,2 million and €236,1 million respectively.  During the period ended 30 June 2010 €3,4 million interest income and €0,2 million dividend income were recognized. Had these securities not been reclassified, net trading income for the period ended 30 June 2010 would have been lower by €6,9 million (€5,3 million net of tax), and the AFS securities reserve, net of tax, would have been higher by €5,1 million.

Other reclassifications

Certain amounts in prior periods have been reclassified to conform to the current presentation, as follows:

Cash Flow Statement

	Group			Bank
	30.6.2009			30.6.2009
	As restated	As previously reported	Reclassified	As restated	As previously reported	Reclassified
Cash flows from operating activities
Non-cash items included in profit and other adjustments	712.004	630.533	81.471	512.220	386.660	125.560
Loans and advances to customers	(2.621.839)	(2.375.594)	(246.245)	(2.874.009)	(2.886.796)	12.787
Due to customers	3.003.582	2.967.384	36.198	3.270.605	3.234.407	36.198
Other liabilities	—	—	—	98.472	98.366	106
Net cash from operating activities from continuing operations	5.007.183	5.135.759	(128.576)	4.933.796	4.759.145	174.651

Cash flows from investing activities
Purchase of investment securities	(13.420.175)	(13.286.514)	(133.661)	(4.456.216)	(4.026.701)	(429.515)
Proceeds from sale of investment securities	10.856.503	10.594.266	262.237	1.570.200	1.315.336	254.864
Net cash (used in) investing activities	(2.669.708)	(2.798.284)	128.576	(3.119.576)	(2.944.925)	(174.651)

Net increase/(decrease) in cash and cash equivalents	1.272.795	1.272.795	—	871.196	871.196	—

Summary financial data

Group and Bank

National Bank of Greece S.A.

FINANCIAL DATA AND INFORMATION FOR THE PERIOD FROM 1 JANUARY 2010 TO 30 JUNE 2010
(Published in accordance with rule 4/507/28.04.2009 of the Capital Market Commission)
(amounts in thousand EUR)

Company Information

Headquarters:	86, Eolou Str., 102 32 Athens
Register Numbers of S.A.:	6062/06/B/86/01
Supervising Prefecture:	Athens Prefecture
Date of approval of Financial Statements by BoD:	27 August 2010
Certified Public Accountant - Auditor:	Manos Pelidis (RN SOEL 12021)
Audit Firm:	Deloitte, Hadjipavlou Sofianos & Cambanis S.A.
Assurance & Advisory Services
Auditors’s review report:	Unqualified opinion
Issue date of Auditor’s review report:	30 August 2010
Website:	www.nbg.gr

The financial data and information listed below, derive from the financial statements and aim to a general information about the financial position and results of National Bank of Greece and NBG Group. We therefore recommend the reader, prior to making any investment decision or other transaction concerning the Bank, to visit the Bank's web site (www.nbg.gr), where the set of financial statements is posted,  as well as the auditor's review report when necessary.

The Board of Directors

Vassilios T. Rapanos	Non-Executive Member - Chairman of the BoD
Apostolos S. Tamvakakis	Executive Member - Chief Executive Officer
Ioannis C. Giannidis	Non-Executive Member
Ioannis P. Panagopoulos	Non-Executive Member
Avraam J. Triantafillidis*	Non-Executive Member
H.E. the Metropolitan of Ioannina Theoklitos	Independent Non-Executive Member
Stefanos C. Vavalidis	Independent Non-Executive Member
Georgios P. Zanias	Independent Non-Executive Member
Vassilios K. Konstantakopoulos	Independent Non-Executive Member
Alexandra T. Papalexopoulou - Benopoulou	Independent Non-Executive Member
Petros K. Sabatacakis	Independent Non-Executive Member
Maria S. Sklavenitou	Independent Non-Executive Member
Alexandros N. Makridis	Greek State representative

*  On 18 March 2010, Mr Avraam J. Triantafillidis was elected as a member of the Board following the resignation of Mr Alexandros G. Stavrou

Statement of Financial Position

	Group		Bank
	30.6.2010	31.12.2009	30.6.2010	31.12.2009
ASSETS
Cash and balances with central banks	6.437.765	4.252.854	4.329.608	2.073.721
Due from banks (net)	4.528.523	3.707.911	8.034.598	5.881.701
Financial assets at fair value through profit or loss	1.931.423	4.066.059	1.190.128	3.003.966
Derivative financial instruments	2.062.291	1.875.851	1.912.529	1.670.914
Loans and advances to customers (net)	78.058.601	74.752.545	58.756.383	58.129.698
Available for sale investment securities	7.650.191	14.337.698	3.378.448	7.476.660
Held to maturity investment securities	3.590.361	99.618	2.260.963	932.195
Loans and receivables investment securities	8.958.158	1.877.834	7.200.011	1.483.552
Investment property	193.652	164.895	—	—
Investments in subsidiaries	—	—	8.071.334	8.064.609
Investments in associates	38.208	42.680	7.298	27.631
Goodwill, software & other intangible assets	2.685.599	2.486.943	129.809	124.854
Property & equipment	2.086.813	2.099.152	382.064	381.642
Deferred tax assets	484.807	174.218	370.433	82.094
Insurance related assets and receivables	848.592	805.960	—	—
Current income tax advance	96.026	189.481	96.026	189.481
Other assets	2.378.134	2.460.484	1.593.224	1.697.746
Non current assets held for sale	20.513	—	20.513	—
Total assets	122.049.657	113.394.183	97.733.369	91.220.464

LIABILITIES
Due to banks	31.795.692	21.643.338	29.206.770	18.390.685
Derivative financial instruments	2.505.369	1.329.164	2.270.662	1.204.621
Due to customers	68.702.392	71.194.471	53.794.147	58.081.167
Debt securities in issue	2.483.427	1.859.699	2.138.462	1.485.109
Other borrowed funds	1.390.998	1.224.973	1.265.357	1.209.377
Insurance related reserves and liabilities	2.738.021	2.581.323	—	—
Deferred tax liabilities	119.765	137.336	—	—
Retirement benefit obligations	232.506	245.301	146.136	134.284
Current income tax liabilities	82.767	74.924	34.957	60.497
Other liabilities	2.805.296	3.276.136	1.782.927	2.430.563
Total liabilities	112.856.233	103.566.665	90.639.418	82.996.303

SHAREHOLDERS’ EQUITY
Share capital	3.392.708	3.392.708	3.392.708	3.392.708
Share premium account	3.335.881	3.335.881	3.335.881	3.335.881
Less: treasury shares	(1.982)	(10.626)	—	—
Reserves and retained earnings	1.108.219	1.735.487	365.362	1.495.572
Equity attributable to NBG shareholders	7.834.826	8.453.450	7.093.951	8.224.161

Non-controlling interests	872.334	857.376	—	—
Preferred securities	486.264	516.692	—	—
Total equity	9.193.424	9.827.518	7.093.951	8.224.161

Total equity and liabilities	122.049.657	113.394.183	97.733.369	91.220.464

Statement of Comprehensive Income

	Group		Group		Bank		Bank
	From 1.1 to		From 1.4 to		From 1.1. to		From 1.4 to
	30.6.2010	30.6.2009	30.6.2010	30.6.2009	30.6.2010	30.6.2009	30.6.2010	30.6.2009

Interest and similar income	3.110.902	3.399.468	1.595.672	1.618.466	1.700.593	1.962.660	864.365	914.442
Interest expense and similar charges	(1.036.310)	(1.486.572)	(556.129)	(650.331)	(480.491)	(840.281)	(261.550)	(340.948)
Net interest income	2.074.592	1.912.896	1.039.543	968.135	1.220.102	1.122.379	602.815	573.494

Fee and commission income	360.561	364.800	181.648	186.941	138.434	149.506	69.245	77.175
Fee and commission expense	(28.033)	(23.483)	(13.066)	(11.981)	(14.696)	(12.287)	(6.129)	(7.151)
Net fee and commission income	332.528	341.317	168.582	174.960	123.738	137.219	63.116	70.024

Earned premia net of reinsurance	486.189	430.610	201.730	239.374	—	—	—	—
Net claims incurred	(453.726)	(375.962)	(198.210)	(211.683)	—	—	—	—
Earned premia net of claims and commissions	32.463	54.648	3.520	27.691	—	—	—	—

Net trading income/(loss) and results from investment securities	(198.435)	346.394	(64.874)	237.234	(381.988)	217.427	(176.140)	174.137
Net other expense	(39.524)	(31.543)	(15.184)	(12.299)	(67.746)	(11.865)	(31.909)	(15.864)
Total income	2.201.624	2.623.712	1.131.587	1.395.721	894.106	1.465.160	457.882	801.791

Personnel expenses	(765.045)	(713.391)	(385.948)	(364.482)	(467.271)	(442.147)	(230.410)	(223.409)
General, administrative and other operating expenses	(365.977)	(357.613)	(186.239)	(183.695)	(181.457)	(152.510)	(93.826)	(77.883)
Depreciation, amortisation & impairment on fixed assets & intangibles	(96.995)	(95.351)	(49.175)	(50.554)	(41.362)	(50.887)	(20.506)	(25.302)
Amortisation of intangible assets recognised on business combinations	(12.682)	(12.081)	(6.516)	(6.076)	—	—	—	—
Finance charge on put options of non-controlling interests	(1.294)	(3.971)	(634)	(1.279)	(1.294)	(3.971)	(634)	(1.279)
Credit provisions and other impairment charges	(648.784)	(494.485)	(335.191)	(259.742)	(458.646)	(287.336)	(238.082)	(142.947)
Share of profit of associates	2.418	351	2.471	460	—	—	—	—
Profit/(loss) before tax	313.265	947.171	170.355	530.353	(255.924)	528.309	(125.576)	330.971

Tax expense	(148.555)	(218.444)	(38.974)	(131.897)	(51.529)	(134.380)	12.770	(87.521)
Profit/(loss) for the period (A)	164.710	728.727	131.381	398.456	(307.453)	393.929	(112.806)	243.450
Attributable to:
Non-controlling interests	19.132	20.691	6.658	7.761	—	—	—	—
NBG equity shareholders	145.578	708.036	124.723	390.695	(307.453)	393.929	(112.806)	243.450

Other comprehensive income/(expense), net of tax (B)	(695.286)	118.962	(588.002)	379.294	(766.084)	147.535	(568.697)	247.868
Total comprehensive income/(expense), net of tax (A+B)	(530.576)	847.689	(456.621)	777.750	(1.073.537)	541.464	(681.503)	491.318

Attributable to:
Non-controlling interests	29.731	32.594	6.070	6.920	—	—	—	—
NBG equity shareholders	(560.307)	815.095	(462.691)	770.830	(1.073.537)	541.464	(681.503)	491.318

Earnings per share - Basic and Diluted:
Excluding gains on redemption of preferred securities	€0,0885	€1,1127	€0,0635	€0,5539	€(0,6232)	€0,6527	€(0,3026)	€0,3704
Including gains on redemption of preferred securities	€0,1207	€1,3432	€0,0956	€0,4968	€(0,6232)	€0,6527	€(0,3026)	€0,3704

Statement of Changes in Equity

	Group		Bank
	From 1.1 to		From 1.1 to
	30.6.2010	30.6.2009	30.6.2010	30.6.2009

Balance at beginning of period	9.827.518	8.267.054	8.224.161	6.433.786
Changes during the period:
Total comprehensive income/(expense), net of tax (A+B)	(530.576)	847.689	(1.073.537)	541.464
Share capital increase	—	347.074	—	347.074
Dividends declared	(91.871)	(114.978)	(70.858)	(46.028)
Net change in treasury shares	8.644	133.970	—	133.970
Other changes	(20.291)	(371.647)	14.185	(50.538)
Balance at end of period	9.193.424	9.109.162	7.093.951	7.359.728

Statement of Cash Flows

	Group		Bank
	From 1.1 to		From 1.1 to
	30.6.2010	30.6.2009	30.6.2010	30.6.2009
Net cash flows from / (used in):
Operating activities	5.207.236	5.007.183	4.748.053	4.933.796
Investing activities	(2.824.822)	(2.669.708)	(2.425.614)	(3.119.576)
Financing activities	629.947	(1.061.193)	768.733	(947.063)
Net increase / (decrease) in cash and cash equivalents in the period	3.012.361	1.276.282	3.091.172	867.157
Effect of foreign exchange rate changes on cash and cash equivalents	48.477	(3.487)	74.849	4.039
Total cash flows from / (used in) the period	3.060.838	1.272.795	3.166.021	871.196
Cash and cash equivalents at beginning of period	2.919.176	2.622.978	4.061.537	3.674.864
Cash and cash equivalents at end of period	5.980.014	3.895.773	7.227.558	4.546.060

Notes

1) The principal accounting policies that have been adopted are in accordance with the requirements of International Financial Reporting Standards (“IFRS”) and are the same with those applied in the 2009 financial statements.  The Bank has adopted the amendments in IFRS 3 “Business Combinations” and International Accounting Standard (“IAS”) 27 “Consolidated and Separate Financial Statements”, IAS 39 “Financial Instruments: Recognition and Measurement”, IFRS 2 “Share-based Payment”, IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”. Details are included in Note 2 of the financial statements as at 30 June 2010.
2) The Bank has been audited by the tax authorities up to and including 2008. The unaudited tax years of the subsidiary companies of the Group fully consolidated and associated are reflected in Note 19 of the financial statements as at 30 June 2010.
3) Cases under litigation or in arbitration as well as pending cases before the Courts or Arbitration Courts are not expected to have a material impact on the financial position or operations of the Group.  As at 30 June 2010, the provisions recognized by the Group and the Bank, amounted to: a) for cases under litigation €51,6 million and €29,2 million respectively, b) for unaudited tax years €20,2 million and €8,1 million respectively and c) for other risks €9,9 million and €2,5 million respectively.
4) The number of Group and Bank employees as at 30 June 2010 was 36.979 and 12.864 respectively (30 June 2009: 36.976 and 13.721 respectively).
5) Related party transactions and balances as defined in IAS 24 are analyzed as follows: loans and advances to customers, due to customers, interest and commission income, interest and commission expense and off-balance sheet items with associated companies of the Group, as at 30 June 2010, amounted to €8,3 million, €11,1 million, €1,1 million, €7,6 million and €12,1 million respectively. The corresponding balances and transactions with subsidiaries and associated companies of the Bank as at 30 June 2010 were €7.930,1 million, €2.981,8 million, €76,5 million, €104,1 million and €1.937,3 million respectively. Loans, deposits, letters of guarantee and total compensation of members of the Board of Directors and members of management of Group companies amounted as at 30 June 2010 to €232,8 million, €31,9 million, €13,9 million and €8,7 million respectively and for the Bank alone the corresponding amounts amounted to €230,9 million, €23,2 million, €13,9 million and €3,2 million respectively. The total receivables of the Bank from the employee benefits related funds of the Bank’s personnel as at 30 June 2010, amounted to €243,5 million (2009: €197,8 million).
6) Acquisitions, disposals & other capital transactions:
a) On 18 January 2010, the Bank acquired 53.846 new ordinary registered shares of AKTOR FM with a nominal value of €3,00 each, paying in cash the amount of €161,5 thousand.  The Bank owns 35% of the share capital, while it has veto rights on decisions relating to certain operating areas of AKTOR FM.  AKTOR FM is active in the area of property maintenance and management.
b) On 19 January 2010, the Bank acquired 24.810 convertible non-transferable non-voting cumulative preference shares of Altec Integration S.A., with a nominal value of €100 each and acquisition cost of €2.481 thousand.
c) On 25 June 2010, the General Meeting of the Audatex Hellas S.A. shareholders decided the dissolution and the liquidation of the company.
Details are included in Note 17 of the financial statements as at 30 June 2010.
7) Included in Note 19 of the financial statements as at 30 June 2010, are the group companies consolidated, their country of residence, the direct or indirect participation of the Bank in their share capital and the consolidation method applied for each such company.  Of all companies consolidated as at 30 June 2010:
a) Fully consolidated: UBB Factoring EOOD and NBG Pangaea Reic are consolidated in the current period but were not consolidated in the respective period in 2009.
b) Equity method: Aktor Facility Management S.A., Pyrrichos Real Estate S.A. and Bantas A.S. were consolidated in this period and were not consolidated in previous’ year respective period. From the companies included in the 30 June 2009 consolidation, Phosphoric Fertilizers Industry S.A. is no longer included due to its disposal on 15 September 2009 and Larco S.A. is not included due to its reclassification from investment in associates to non-current assets held for sale.
c) There are no entities exempted from the consolidation.
d) There have been no changes in the method of consolidation since the previous annual financial statements.
8) “Other comprehensive income for the period, net of tax”, in the current period ended 30 June 2010, is comprised of €(969,6) million relating to the measurement at fair value of available for sale investments, €419,3 million relating to currency translation differences and €(145,0) million relating to net investment hedge. The corresponding amounts for the Bank (excluding net investment hedge amount which is NIL) are €(766,4) million and €0,3 thousand respectively.
9) As at 30 June 2010, the Group held 217.691 treasury shares with acquisition cost of €1.982 thousand, while the Bank did not hold any treasury shares.

10) Other events:
(a) On 18 February 2010, the 2nd Repeat General Meeting of the Bank’s shareholders approved assignment to the Board of Directors of the right to issue bonds convertible to shares, as per the provisions of articles 3a and 13 of the Companies Act and article 5 of the Bank’s Articles of Association, for a period of five years, up to an amount corresponding to 50% of the paid-up share capital of the Bank as at the time of the assignment of the said right, i.e. €1.696 million. The Meeting leaves it to the Board to decide the particular terms and details of such issuance, as well as the procedure by which the bonds will be converted to shares.
(b) On 18 March 2010, the Bank issued the 4th series of covered bonds of €1,5 billion, with a maturity of eight years (with additional ten years extension option) which are secured by residential mortgage loans. The bonds pay interest quarterly at a rate of ECB’s refinancing rate plus a margin of 190 bps. The issue forms part of the existing Bank’s €10 billion covered bonds program.
(c) On 12 April 2010, the Bank, under the Greek government bonds lending facility (pillar III) obtained from Public Debt Management Agency, special Greek government bonds of €787 million collateralized with customer loans. These bonds can only be used as collateral for financing and therefore are reflected in off balance sheet items.
(d) On 26 April 2010, under the government-guaranteed borrowings facility (pillar II), the Bank issued €2.500 million Floating Rate Notes, bearing interest at a rate of three-month EURIBOR plus 250 bps paid on an annual basis and are due in April 2013.
(e) On 4 May 2010, under the government-guaranteed borrowings facility (pillar II), the Bank issued €1.345 million and €655 million Floating Rate Notes, bearing interest at a rate of three-month EURIBOR plus 500 bps paid on an annual basis and are due in May 2013. From the above issue of €1.345 million, the amount of €907 million is held by third parties and is included in the Group’s and the Bank’s debt securities in issue.
(f) On 11 May 2010, the Bank issued the 5th series of covered bonds of €1 billion, with a maturity of ten years (with additional ten years extension option), which are secured by residential mortgage loans bearing interest at a rate of ECB’s refinancing rate plus a margin of 250 bps paid on a quarterly basis. The issue forms part of the existing Bank’s €10 billion covered bonds program.
(g) Pursuant to Law 3723/2008, article 28 of Law 3756/2009 and article 39 of Law 3844/2010, banks participating in the Hellenic Republic’s Bank Support Plan are allowed to distribute dividends to ordinary shareholders only in the form of shares, which though are not treasury shares. The legislation explicitly excludes from the dividend restriction the preference shares, like the ones the Bank has issued. On 21 May 2010, the annual Ordinary General Meeting of the Bank’s Shareholders, approved the following: (i) The distribution of dividends to the holders of our non-cumulative, non-voting, redeemable preference shares of €42,2 million (USD 56,25 million) after withholding taxes, pursuant to their terms. (ii) The payment to the Greek State the amount of €35 million regarding the 70.000.000 Redeemable Preference Shares, of which €21,6 million relates to year 2009 while €13,4 million relates to accruals in year 2010. (iii) No dividends were declared to the ordinary shareholders, following the participation of the Bank in the Hellenic Republic’s Bank Support Plan.
(h) On 21 June 2010, the Bank established its second covered bond program (“€15bn Covered Bond Program II of National Bank of Greece S.A.”) under which on 24 June 2010 the Bank issued three Series of €1 billion each, which are secured by residential mortgage loans. The first Series has a 5 years maturity (with additional ten years extension option) and bear interest at a rate of ECB’s refinancing rate plus a margin of 170 bps paid on a quarterly basis. The second Series has a 7 years maturity (with additional ten years extension option) and bear interest at a rate of ECB’s refinancing rate plus a margin of 200 bps paid on a quarterly basis. The third Series has a 9 years maturity (with additional ten years extension option) and bear interest at a rate of ECB’s refinancing rate plus a margin of 230 bps paid on a quarterly basis. On 30 July 2010, the Bank, has issued additional tranches for each of its existing first three series, tapping each series with an additional €500 million. The combined size of the additional issuance is €1,5 billion. The series have a maturity of five, seven and nine years and a coupon rate based on ECB plus a margin of 170, 200 and 230 basis points respectively.
(i) On 28 June 2010, under the government-guaranteed borrowings facility (pillar II), the Bank issued €4.265,6 million Floating Rate Notes, bearing interest at a rate of three-month Euribor plus 500 bps paid on an annual basis and are due in June 2013.
(j) On 23 July 2010, the Bank completed the sale through a private placement, of a Lower Tier II note, totaling €450 million. The note was issued on 3 August 2010 by the Bank’s UK-based subsidiary NBG Finance Plc, under NBG guarantee, and was listed for trading on the Luxembourg Stock Exchange. The note has a 10-year maturity, with right to early redemption by the issuer on the completion of 5 years and at each subsequent interest payment date. The annual interest rate for the first 5 years is set at 7,0%. If the right to early redemption is not exercised, the annual interest rate for the second 5-year period increases to 9,5%.  This issue enhances NBG’s regulatory capital by €450 million.
(k) On 13 August 2010, the Bank increased its shareholding in Finans Finansal Kiralama A.S. (Finans Leasing), a listed company in Istanbul Exchange, through a public offer.  The Bank acquired 27,3% of the share capital for €42 million (TL 81,7 million).
(l) On 17 August 2010, the Bank increased its shareholding in Stopanska Banka AD — Skopje by 21,6% acquiring the related shareholdings from European Bank for Reconstruction and Development (EBRD) and from International Finance Corporation (IFC) possessing 10,8% shareholding each, through put and call arrangements.  The total consideration paid amounted to €35,1 million.
11) Certain amounts of financial statements as at 30 June 2009 were reclassified in order to render them comparable to the respective amounts of 30 June 2010. This reclassification has no impact in Profit & Loss and Equity of the comparatives and already published financial statements of the Group and the Bank. In 2010, the Group and the Bank reclassified Bonds from “Trading securities” and “Available-for-sale investment securities” to “Held-to-maturity investment securities” and “Loans and receivables investment securities” and from “Trading securities” to “Available-for-sale investment securities”.
Details related to reclassifications are included in Note 22 of the financial statements as at 30 June 2010.

Athens,  27 August 2010

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER

VASSILIOS T. RAPANOS	APOSTOLOS S. TAMVAKAKIS

THE CHIEF FINANCIAL OFFICER	THE DEPUTY
AND HEAD OF RETAIL BANKING	CHIEF FINANCIAL OFFICER

ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Apostolos Tamvakakis

(Registrant)

Date:31st August, 2010

Chief Executive Officer